24-10156 ORIGINAL


06061585

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
NOV 14 2006
WASH. D.C.
213
SECTION

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Tensor Corporation
(Exact name of issuer as specified in its charter)

Utah
(State or other jurisdiction of incorporation or organization)

P.O. Box 11315, Salt Lake City, UT 84147
(801) 718-8252
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

R. Steven Chambers
P.O. Box 11315
Salt Lake City, UT 84147
(801) 718-8252
(Name, address, including zip code, and telephone number, including area code, of agent for service)

9999	20-1180639
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

This is page number 1 of 98 pages.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq*. Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

No underwriter is being used and no compensation is being paid. Therefore, nothing has been submitted to the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

None.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

Tensor Corporation will submit such other information as the staff may reasonably request.

PART I— NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;
R. Steven Chambers, director and president
7232 Towncrest Drive
Salt Lake City, UT 84121 (residence)

Harold Barson, director and vice president
1716 Abbedale Lane
Sandy, UT 84092

Bill Lewis, director and secretary/treasurer
79 Canyon View Drive
Farmington, UT 84025

(b) the issuer's officers;

Officers are the same as directors

(c) the issuer's general partners;

None.

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

R. Steven Chambers

Harold Barson

Bill Lewis

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

All shares are beneficially owned by the record owners.

(f) promoters of the issuer;

None

(g) affiliates of the issuer;

None

(h) counsel to the issuer with respect to the proposed offering;

R. Steven Chambers, P.O. Box 11315, Salt Lake City, UT, 84147

(i) each underwriter with respect to the proposed offering;

None.

(j) the underwriter's directors;

Not applicable.

(k) the underwriter's officers;

Not applicable.

(l) the underwriter's general partners; and

Not applicable.

(m) counsel to the underwriter.

Not applicable.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

The offering is proposed to be made in Utah and California; however, no underwriters, dealers or salespersons will be involved in the offering.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Utah and California, directly from the issuer.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:
(1) the name of such issuer;

None

(2) the title and amount of securities issued;

Not applicable

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

Not applicable

(4) the names and identities of the persons to whom the securities were issued.

Not applicable.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not applicable.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Not applicable.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:
(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

None.

(2) To stabilize the market for any of the securities to be offered;

None.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

None.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

None.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Legal counsel to Tensor Corporation, R. Steven Chambers, assisted in the preparation of this Offering Circular and Form 1-A. Mr. Chambers is an officer and director of Tensor Corporation and a record owner of 5% or greater of Tensor's outstanding shares.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No.

PART II — OFFERING CIRCULAR

Financial Statement requirements, regardless of the applicable disclosure model, are specified in Part F/S of this Form 1-A.

The Commission encourages the use of management's projections of future economic performance that have a reasonable basis and are presented in an appropriate format. See Rule 175, 17 CFR 230.175.

The narrative disclosure contents of offering circulars are specified as follows:

A: For all corporate issuers — the information required by Model A of this Part II of Form 1-A.
B: For all other issuers and for any issuer that so chooses — the information required by either Part I of Form SB-2, 17 CFR 239.29, except for the financial statements called for there, or Model B of this Part II of Form 1-A. Offering circulars prepared pursuant to this instruction

need not follow the order of the items or other requirements of the disclosure form. Such information shall not, however, be set forth in such a fashion as to obscure any of the required information or any information necessary to keep the required information from being incomplete or misleading. Information requested to be presented in a specified tabular format shall be given in substantially the tabular form specified in the item.

* *

OFFERING CIRCULAR MODEL A.

GENERAL INSTRUCTIONS:

Each question in each paragraph of this part shall be responded to; and each question and any notes, but not any instructions thereto, shall be restated in its entirety. If the question or series of questions is inapplicable, so state. If the space provided in the format is insufficient, additional space should be created by cutting and pasting the format to add more lines.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may have liability to investors. The selling agents should exercise appropriate diligence to determine that no such inaccuracy or incompleteness has occurred, or they may be liable.

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COVER PAGE

Tensor Corporation
(Exact name of Company as set Forth in Charter)

Type of securities offered: Common stock

Maximum number of securities offered: 1,000,000 shares

Minimum number of securities offered: 1,000,000

Price per security: $0.00

Total proceeds: If maximum sold: $0.00 If minimum sold: $0.00
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? If yes, what percent is commission of price to public? No selling agent is being used.

Is there other compensation to selling agent(s)?	[ ] Yes [x] No
Is there a finder's fee or similar payment to any person?	[ ] Yes [x] No (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained?	[ ] Yes [x] No (See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Company or individuals?	[x] Yes [ ] No (See Question No. 25)
Is transfer of the securities restricted?	[ ] Yes [x] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING,

INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:
[ ] Has never conducted operations.
[x] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*
Utah	Filing pending	
California	Filing pending	

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 35 pages.

THE COMPANY

1. Exact corporate name: Tensor Corporation.

   State and date of incorporation: Utah, May 14, 2004.

   Street address of principal office: 7232 South Towncrest Drive, Salt Lake City, UT 84121.

   Company Telephone Number: (801) 718-8252

   Fiscal year: December 31
   (month) (day)

   Person(s) to contact at Company with respect to offering:

   R. Steven Chambers, P.O. Box 11315, Salt Lake City, UT 84147

   Telephone Number (if different from above): (801) 718-8252

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1) Tensor Corporation (Tensor) has inadequate working capital. It has no money with which to conduct testing or evaluation of the leases that are its only assets. It will be dependent upon its efforts to raise money or its ability to enter into exploration and/or development agreements with third parties that have sufficient funds.

(2) There is no assurance that Tensor's fundraising efforts or its efforts to enter into exploration and/or development agreements for its leases with third parties will be successful. It might fail on both of those counts and the leases will never be developed. If it does enter into an agreement with a third party it will likely have to give up some of its interest in the leases.

(3) There is no assurance that the leases contain oil and/or gas, or metalliferous minerals in commercially producible amounts. The oil and gas lease is for 80 acres and the metalliferous minerals lease is for 640 acres. Neither lease has been explored or developed to Tensor's knowledge. Tensor's operations will be highly speculative. It may be that the leases contain no oil and/or gas or metalliferous minerals, or even if the do that the amounts contained are not economically feasible to produce. If oil and/or gas or metalliferous minerals are not discovered in commercially producible quantities, Tensor may be forced to cease business altogether.

(4) Tensor's officers and directors work full time in other occupations and will not devote their full time to the affairs of Tensor. In addition, only one member of management has experience in the oil and gas industry. No member of management has experience in the metalliferous minerals industry.

(5) Tensor is a development stage company with no operating history. It faces all of the challenges of a new company. There is no assurance that it will be successful. Tensor has never earned revenue or shown a profit. There is substantial doubt that Tensor can continue as a going concern. The lack of operating history makes it difficult to assess Tensor's chances of success.

(6) Tensor's leases may lapse. Tensor is required to pay annual rental to the State of Utah. If Tensor is unable to pay the rental fees each year, the leases will lapse. In addition, Tensor must begin exploration activity within ten years or the leases will lapse.

(7) The oil and gas and metalliferous minerals businesses are highly competitive. Tensor will face competition from many other seasoned companies, almost all of which will be better funded than Tensor. Tensor will likely remain a very small company for the foreseeable future and will, therefore, not be able to compete with larger, better funded companies.

(8) There is a lack of liquidity for the shares to be issued. There has never been a market for Tensor's shares of common stock. There can be no assurance that such a market will develop. Therefore, persons receiving stock in this issue may not be able to sell those shares. Even if a market for the shares develops, there is no assurance that a shareholder will be able to sell at a

given price.

(9) Shareholders may face significant restrictions on the resale of shares. Once Tensor's common stock is listed on the OTC Bulletin Board, it will be subject to Rule 15(g)(9) promulgated under the Securities Exchange Act as long as the price of the shares is below $5.00 per share. Under this Rule, broker-dealers who recommend low-priced securities such as Tensor's to persons other than long-established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser's consent prior to the transaction. In addition, other disclosures are required under the Securities Remedies and Penny Stock Reform Act of 1990. These disclosures include the delivery, prior to any transaction, of a disclosure schedule explaining the penny stock market and the risks associated with it. Such requirements could severely limit the market liquidity of the shares and the ability of shareholders to sell their shares.

(10) Tensor has no projections, estimates or analysis of the lease. Risk from the lack of projections, estimates or analysis of the lease is intertwined with the risky nature of oil and gas exploration in general. Because there are no projections of any type whatsoever, it is extremely difficult to assess the potential for success or failure of Active's business.

(11) Utah is not known as a large producer of oil and/or gas or metalliferous minerals. Historically, Utah has produced a very small percentage of the oil and natural gas and metalliferous minerals produced in the United States. As a result, the odds are against Tensor that the two leases that it holds will produce oil and/or gas, or metalliferous minerals, in commercially producible quantities. If both of the leases fail to produce in commercially producible quantities, Tensor could be forced to cease its business.

(12) Tensor may be forced to give up a large portion of its interest in the lease. In order to attract oil and gas operators or mineral developers to explore and develop the leases and because of Tensor's lack of working capital, Tensor may be forced to give up a significant portion of its interest under the lease. If that happens, the share of revenue, if any, to Tensor will be substantially lessened.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

   (a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

   Tensor is engaged in oil and gas exploration and metalliferous minerals (precious and semi-precious minerals such as gold, silver and the like) and development. It owns one oil and gas lease issued by the State of Utah, which permits it to drill oil and gas wells on 80 acres of land owned by the State of Utah. In addition, it owns one metalliferous minerals lease issued by the State of Utah, which permits it to explore for metalliferous minerals on 640 acres of land owned by the State of Utah. The leases are both for a primary term of ten (10) years, meaning that within that time, Tensor must commence significant activity to develop each lease. Tensor expects to produce oil and/or natural gas from the well or wells it drills on the oil and gas lease and to produce metalliferous minerals from the mine or mines it develops on that lease.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The first phase of Tensor's business plan will commence immediately upon issuance of the stock pursuant to this Form 1-A. In that phase Tensor will seek to explore and develop the oil and gas lease. This may be in one of two ways, or a combination thereof: First, Tensor may make a private offering of its securities under Regulation D to raise the money it deems necessary to adequately explore the lease for the presence of oil and/or gas. Tensor's best estimate of the amount of money required is $250,000, which includes that amount needed to drill an exploratory well if that becomes necessary. Secondly, Tensor may enter into agreements with third parties whereby the third parties, such as drilling contractors, geologists, petroleum engineers, operators and the like, undertake the exploration and development of the lease in exchange for an interest in the lease. At this time, the terms of any agreement with third parties have not been determined. No discussions with anyone regarding an offering of Tensor's securities or agreements with third parties have taken place. It is anticipated that this first phase will require one to two years to complete.

Tensor does not intend to begin exploration and/or development of the metalliferous minerals lease until it has attempted exploration and development of the oil and gas lease. Under the terms of the metalliferous minerals lease, Tensor may delay development of the lease for up to ten (10) years so long as it pays annual rental payments in the amount of $640.00 to the State of Utah. Should Tensor fail to pay the annual rental, the lease will lapse. The lease will also lapse if, after the expiration of ten years, Tensor has not commenced operations such that metalliferous minerals are being produced in paying quantities or if Tensor is not engaged in diligent operations. After the expiration of ten years, Tensor is required to pay a minimum royalty of $1,920.00 annually in addition to diligently operating on the leased premises. If and when Tensor begins development of the metalliferous mineral lease, it intends to do so in a manner similar to that described for exploration and development of the oil and gas lease. Therefore, the descriptions herein regarding exploration and development of the oil and gas lease should be read as being applicable to the metalliferous minerals lease.

In order to explore the lease, whether directly after raising the money necessary to do so, or through the efforts of third parties, the geology of the area wherein the lease is located must be determined. If studies exist and are available, they can be reviewed by geologists, petroleum engineers, drilling companies or others experienced in oil and gas development. If no such studies exist or are available, it may be necessary to drill a test well to determine whether oil and gas is present under the lease, and to make an estimate of the quantities of oil and gas that exist. If such investigation shows a likelihood of the presence of oil and gas in producible quantities, Tensor will endeavor to produce such oil and gas. Development of the oil and gas lease will likely require additional capital beyond the $250,000 to explore and drill an exploratory well. It is not possible to estimate the amount of capital that might be required to develop the lease because it is not known what such development entails at this time. This second phase of Tensor's business plan may require up to eight years. Therefore, exploration and development, if any, of the metalliferous minerals lease may be delayed until near the end of the primary term of the lease. Alternatively, should Tensor have some success with respect to the oil and gas lease, it may choose to sell the metalliferous minerals lease so as to be able to focus on oil and gas development solely.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

The oil and gas industry in Utah ranks 14th in the nation in terms of annual production of crude oil and 12th in the nation in natural gas production. Utah has 6,450 producing oil and gas wells and another 1,400 shut in wells that might be capable of producing. The largest producers of oil and gas in Utah include companies such as Anadarko Petroleum, ExxonMobil, ConocoPhillips and Barry Petroleum. If Tensor is successful in developing its lease into a commercially producing well or wells, it will be a very minor participant in Utah's oil and gas industry. Utah has five petroleum refineries; therefore, any production will most likely be refined in state, thereby lowering the cost to Tensor. Production in Utah declined for several years, from a high of over 41 million barrels in 1985 to a low of 13 million barrels in 2003. In 2004 and 2005 production increased each year and was slightly over 16 million barrels in 2005.

If Tensor is successful in either financing or entering into third party agreements to finance exploration activities, and if the exploration activities demonstrate the existence of oil and/or natural gas in commercially producible quantities, Tensor intends to focus on the domestic market by selling its production to one of the five local refineries in Utah. Because Tensor anticipates that is will be such a minor producer, if it becomes a producer at all, it does not expect any difficulty selling its production to one of the refineries. However, also because Tensor will be such a minor producer, it will be forced to sell its production at the going rate (called the wellhead price) and will not be able to negotiate a better price for its production. As of the date of this Offering Circular, the wellhead price for crude oil is approximately $60 per barrel. The wellhead price for natural gas is approximately $5.70 per MMBtu. There can be no guarantee or assurance that either crude oil or natural gas will remain at these, or similar, prices.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

Tensor expects that competition will be by price and that Tensor's product will be subject to the market price for crude oil and/or natural gas at the wellhead. Because Tensor will be a very minor participant in the market, it will have little or no ability to determine the price that will be paid to it for its product, and will have to accept the going rate. The major competitors to Tensor in the state of Utah are Anadarko Petroleum, ExxonMobil, ConocoPhillips and Barry Petroleum. Numerous other, smaller producers also exist. Tensor believes that it will be able to compete because the national demand for oil and gas exceeds the national supply and a well-developed refinery and pipeline network exists in Utah for oil and gas produced in-state. Therefore, Tensor believes that it can sell whatever it is able to produce at the going wellhead rate.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

If Tensor reaches the point that it has commercially producible quantities of oil and/or gas from its lease, it will contact refineries directly and sell its product to them at the going, wellhead rate (see above). Tensor has conducted no specific marketing studies; however, it has done general research into the oil and gas market in Utah such that it believes that it will be able to sell whatever it is able to produce; assuming that production is in sufficient quantities to justify production efforts.

In the oil and gas industry, the payback period, or time in which the costs of drilling a well are recovered through sale of the oil and/or gas produced, ranges from a few months to several years. Following the payback period, the well is profitable, in the sense that it has recouped its drilling costs. Any time less than 36 months (three years) is considered a good payback period. Based on that and on the assumption, as stated above, that the drilling of a well will require $250,000, and further based on the current wellhead prices of $65/bbl for oil and $5.70/MMBtu for natural gas, a single well would have to produce approximately 3,846 barrels of oil or 43,860 MMBtu of natural gas to become profitable. Spread over 36 months, or 1,080 days, the well would have to produce either 3.6 barrels of oil per day or 40.6 MMBtu of natural gas per day to achieve profitability.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of 9/30/2006 $0.00
(a recent date)

As of 9/30/2005 $0.00
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

Tensor currently has three officers, none of whom are paid a salary for their services, and none of whom devote their full time to Tensor's affairs. These three are Tensor's president, vice president and secretary/treasurer. None are on strike nor have they been in the past three years, nor are they threatening to strike. There are no employment contracts or collective bargaining agreements with any officers.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

Tensor owns one lease for oil and gas issued by the state of Utah as part of a competitive bidding process. The lease covers 80 acres of land in Beaver County, Utah. The lease is for an initial term of ten (10) years and as long thereafter as oil and gas is produced in commercially reasonable quantities or as long as development of the lease is taking place. "Commercially reasonable" means quantities sufficient that a reasonable operator would continue to produce rather than close (shut-in) the well. What is commercially reasonable depends on the particular circumstances, including the cost of production and the market price for the oil and/or gas produced. During the initial term, Tensor may delay development activities by paying an annual rental of $120.00 ($1.50 per acre). The first such annual rental will be due in April, 2007, the anniversary date of the lease. The initial lease term is through 2016. After the first five years, the annual rental increases to $160.00 per year ($2.00 per acre).

Tensor also owns one metalliferous minerals lease issued by the state of Utah as part of a competitive bidding process. This lease covers 640 acres of land in Emery County, Utah. This lease is for an initial term of ten (10) years and as long thereafter as metalliferous minerals are produced in paying quantities, as that term is defined by the lease, or so long as Tensor is diligently engaged in operations and pays annual rental of $1,920.00.

Tensor does not intend to acquire any other properties in the foreseeable future. Its business plan is to develop first the oil and gas lease, so far as possible. If this lease produces oil or gas in commercially reasonable quantities, Tensor intends begin exploration of the metalliferous minerals lease and may acquire other oil and gas or mineral interests; however, no specific properties have been identified at this time. Alternatively, if the oil and gas lease produces oil and/or gas in commercially reasonable quantities, Tensor may elect to dispose of the metalliferous minerals lease to focus on oil and gas development. If the oil and gas lease does not produce oil and/or gas in commercially reasonable quantities, Tensor intends to attempt to explore and develop the metalliferous minerals lease.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

Tensor's business plan and operations are not dependent on any patents, copyrights, trade secrets, know-how or other proprietary information

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

Oil and gas and metalliferous minerals exploration on state of Utah lands are regulated by the state. Before drilling any wells or excavating any mines, a permit must be obtained from the state. Tensor intends to conduct any drilling and exploration activities through third parties who are knowledgeable in the field and who will obtain the necessary permits and comply with all pertinent laws and regulations. Compliance will necessarily slow the process by as much as several months while the permits are obtained. Tensor does not foresee that the permit process will have a substantial effect on its operations.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

Tensor has no subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

Tensor was formed in May, 2004. Shortly thereafter, Tensor acquired all of the outstanding assets of Diversified Energy Corporation, a dissolved Utah corporation. The purpose of this acquisition was to permit Tensor to issue its shares to the shareholders of Diversified Energy and allow Diversified Energy to complete its liquidation and wind up its affairs. The stated consideration for this acquisition was $1,000. Tensor then sold these assets to its officers and directors for $1,000 in cash. In 2006, Tensor acquired the leases described above for $1,104.00. Following the acquisition of Diversified Energy's assets, Diversified's board reinstated the corporation; however, it has remained inactive and Tensor is obligated to issue its shares to the shareholders of Diversified Energy. This Offering Circular and the issuance of Tensor's shares contemplated hereby are in fulfillment of that obligation.

There are no other pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. Tensor has not undergone a stock split, dividend or recapitalization.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

	Event or Milestone	**Expected manner of occurrence or method of achievement**	**Date or number of months after receipt of proceeds when should be accomplished**
(1)	Complete issuance of shares	Shares are issued by transfer agent	1
(2)	Enter into agreement with third party to develop lease	Tensor will identify and negotiate an agreement with a third party	7
	Alternatively, Tensor may raise $250,000 in a private offering of securities to develop the lease itself	Private offering of its shares as a PIPE (Private Investment in Public Entity)	7
	Development of lease, whether by Tensor or through a third party.	Exploratory well drilled	18-24
(3)	Commercial production of oil and gas. Tensor should be profitable at this point.	Results of exploratory well justify further development	24-36
(4)	Commence exploration and development of metalliferous minerals lease either through third party agreement or expenditure of cash	Enter into third party agreement or raise money or finance exploration through revenue generated by oil and gas operations.	42-120

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)
Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

Delay in achieving milestones 1 and 2 will delay exploration of the lease and delay a determination whether the lease contains commercially producible quantities of oil and/or gas. Both of these milestones are necessary prerequisites to Tensor's achieving profitability. Delay in achieving milestone 3, commercial production of oil and/or gas, will similarly delay profitability. It may be that milestone 3 is never achieved. This would be the case if exploration of the lease fails to reveal the existence of oil and/or gas in commercially producible quantities. In that case, Tensor will attempt to develop the metalliferous minerals lease (Milestone 4); however, such development will be dependent upon entering into an agreement with a third party or being able to finance such exploration and development. It is possible that Tensor may never become profitable. See "Risk Factors".

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?
(If losses, show in parenthesis.)

   Total $0.00 ($0.00 per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

This is inapplicable to Tensor because there is no offering price.

Offering Price Per Share / Net After-Tax Earnings Last Year Per Share	=	0 (price/earnings multiple)

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

   $2,067.00 ($.0011 per share)

   If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

   (b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)
   No shares have been issued in the past 12 months.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)
   If the maximum is sold: 20.00%

   If the minimum is sold: 20.00%

   (b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)
   If the maximum is sold: $0.00*

   If the minimum is sold: $0.00*

   * These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: none. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $0.00.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount $	**If Maximum Sold Amount %**
Total Proceeds	$0	$0
Less: Offering Expenses	100%	$100%
Commissions & Finders Fees		
Legal & Accounting	$0	$0
Copying & Advertising	$100	$100
Other (Specify):		
Filing fees	$500	$500
Net Proceeds from Offering	($600)	($600)
Use of Net Proceeds	$0	$0
Total Use of Net Proceeds	$0	$0
	$0	$0
	100%	100%

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

Up to $250,000	Proceeds of private placement	Contingent upon successful completion of offering

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

No part of the proceeds is to be used to discharge indebtedness.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

No part of the proceeds is to be used to acquire assets.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

No part of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services rendered, assets transferred or money loaned or advanced, or otherwise.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been

paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

As described elsewhere, Tensor has conducted no business to this point. Its business plan is to develop the oil and gas and metalliferous minerals lease that it owns. It does not have, and does not anticipate having, cash flow until and unless that lease is commercially developed. Because Tensor has no debt (including trade debt) or other financial arrangements, this lack of cash flow will not create any problems.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

Because there are no gross or net proceeds from this offering, Active's cash requirements will not be satisfied. Additional funds necessary to develop the well may be raised by means of a private placement of Tensor's stock as described elsewhere in this Offering Circular.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As of:	As Adjusted	
	/ / (date)	Minimum	Maximum
Debt:			
Short-term debt (average interest rate)	$0	$0	$0
Long-term debt (average interest rate ___%)	$0	$0	$0
Total debt	$0	$0	$0
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in order of preferences)	$0	$0	$0
Common stock — par or stated value	$1,850	$1,850	$1,850
Additional paid in capital	$0	$0	$0

Retained earnings (deficit)	($ 783)	($ 783)	($ 783)
Total stockholders equity (deficit)	$ 2,067	$ 2,067	$ 2,067
Total Capitalization	$ 2,067	$ 2,067	$ 2,067

Number of preferred shares authorized to be outstanding: None

Number of Class of Preferred	Par Value Shares Authorized	Per Share

Number of common shares authorized: 50,000,000 shares. Par or stated value per share, if any: $.001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

    [x] Common Stock
    [ ] Preferred or Preference Stock
    [ ] Notes or Debentures
    [ ] Units of two or more types of securities composed of:
    ____
    [ ] Other:______________________

15. These securities have:

Yes	No	
[ ]	[x]	Cumulative voting rights
[ ]	[x]	Other special voting rights

[ ] [x] Preemptive rights to purchase in new issues of shares
[ ] [x] Preference as to dividends or interest
[ ] [x] Preference upon liquidation
[ ] [ ] Other special rights or preferences (specify): ____________________

Explain:

16. Are the securities convertible? [ ] Yes [x] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17. (a) If securities are notes or other types of debt securities: Not applicable

(1) What is the interest rate? ________%
If interest rate is variable or multiple rates, describe: ____________________

(2) What is the maturity date? ____/____/____
If serial maturity dates, describe: ______________________________

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No
Describe: ______________________________

(4) Is there a trust indenture? [ ] Yes [ ] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No
Describe, including redemption prices: ____________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No
Describe: ______________________________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $____________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $____________

How much indebtedness is junior (subordinated) to the securities? $ ____________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Last Fiscal Year

	Actual	Pro Forma Minimum	Pro Forma Maximum
"Earnings" / "Fixed Charges" =	____________	____________	____________
If no earnings show "Fixed Charges" only	____________	____________	____________

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: Not applicable.

Are unpaid dividends cumulative? [ ] Yes [ ] No

Are securities callable? [ ] Yes [ ] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: There are no restrictions on dividends under loan or other agreements, or otherwise.

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $ ____0_______

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are: There is no selling agent. Shares will be distributed directly to the shareholders of Diversified Energy Corporation.

Name:	____________________	Name:	____________________
Address:	____________________	Address:	____________________
	____________________		____________________
Telephone No.:	(___)______________	Telephone No.:	(___)______________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

None.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

None.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made: Not applicable.

Name:	____________	Name:	____________
Address:	____________	Address:	____________
	____________		____________
Telephone No.:	(___)__________	Telephone No.:	(___)__________

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [x] No

The offering is being made to the shareholders of Diversified Energy Corporation. There will be no restrictions or limitations on resale.

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Not applicable

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Not applicable.

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [ ] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

All presently outstanding shares are owned by the officers and directors of Tensor. All such shares have been held for more than two years. The only resale restrictions are those imposed on holders of 5% or more of the shares (insider shares). As a practical matter, resale may be restricted by lack of public information about Active pursuant to Rule 15c2-11 governing sales by broker/dealers.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when: Not applicable.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: President

Name: R. Steven Chambers Age 55

Office Street Address:
7232 South Towncrest Drive, Cottonwood Heights,
UT 84121 Telephone No.: (801) 718-8252

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Mr. Chambers is employed full time for Zions First National Bank, a regional bank headquartered in Salt Lake City, Utah, as a commercial loan workout officer. His responsibilities involve resolving large, problem commercial loans. Mr. Chambers has worked in that capacity since August, 2000.

Education (degrees, schools, and dates): 1973, B.S., Utah State University. 1976, J.D., University of Utah. 2000, MBA, University of Utah.

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: 10% or less.

30. Chief Operating Officer: Title: President

Name: R. Steven Chambers Age: ______________

Office Street Address: ______________________

Telephone No.: (___)____________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates): See above

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer:

Title: Secretary/Treasurer

Name: Bill Lewis

Age: 65

Office Street Address:
79 Canyon View Drive, Farmington, UT 84025

Telephone No.: (801) 457-6057

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Mr. Lewis serves as the secretary/treasurer of Tensor. Since 1998 he has been a licensed general contractor in the state of Utah and owner of Lewis Corporation, a general building contractor. He also serves as president and part owner of Eagle Energy Corporation, an oil and gas operating company in Brownwood, Texas.

Education (degrees, schools, and dates): B.A., Marketing, University of Hawaii, 1966

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: 10% or less

32. Other Key Personnel:

(A) Name: Harold Barson

Age: 57

Title: Vice President

Office Street Address:
1716 Abbedale Lane, Sandy, UT 84092

Telephone No.: (801) 572-1891

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Since 2001, Mr. Barson has been self employed as owner of Health Care Associates and ABC Funding Group, two companies engaged in the financial services industry.

Education (degrees, schools, and dates): High school diploma, 1967; mortgage broker's license, 2001; insurance license, 1976.

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: 10% or less.

DIRECTORS OF THE COMPANY

33. Number of Directors: Three. If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain: Not applicable.

34. Information concerning outside or other Directors (i.e. those not described above): There are no directors other than the officers and directors described above.

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[x] Yes [ ] No Explain: All three directors were involved in the management of Diversified Energy Corporation, an oil and gas exploration company, from 1980 to 1985. Diversified Energy drilled approximately 20 oil and gas wells in the west Texas area. Diversified Energy ceased business in 1984 and has been inactive since that time.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

Not applicable.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

All three of Tensor's officers and directors were involved in the management of Diversified Energy Corporation between 1980 and 1985, during which time Diversified Energy Corporation was a development stage company engaged in oil and gas exploration in Texas. See response to Number 35(a), above.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

Not applicable.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

Not applicable.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Harold Barson, Tensor's vice president and a director, filed an individual Chapter 7 proceeding in 2004. He was granted a discharge in November, 2004.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares	Average Price Per Share	No of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Name: R. Steven Chambers					
Common	$.001	616,667	33.33%	691,667	24.3%

Office Street Address:
7232 South Towncrest Drive
Cottonwood Heights, UT 84121

Telephone No. (801) 718-8252

Principal occupation: Banking

Class of Shares	Average Price Per Share	No of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Name: Harold Barson					
Common	$.001	616,667	33.33%	638,667	22.4%

Office Street Address
1716 Abbedale Lane
Sandy, UT 84092

Telephone No. (801) 572-1891

Principal Occupation: Financial services

Name: Bill Lewis

Common	$.001	616,666	33.33%	847,666	29.7%

Office address
79 Canyon View Drive
Farmington, UT 84025

Telephone No. (801) 451-6057

Principal Occupation: General contractor

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 1,850,000 shares (100% of total outstanding prior to offering)

After offering:
a) Assuming minimum securities sold: 2,178,000 shares (76.4% of total outstanding)

b) Assuming maximum securities sold: 2,178,000 shares (76.4 % of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

There are no relationships among any of the Officers, Directors, key personnel or principal stockholders.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Not applicable.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

Not applicable.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$0	$0
Chief Operating Officer	$0	$0
Chief Accounting Officer	$0	$0
Key Personnel:	$0	$0
Others:	$0	$0
Total:	$0	$0
Directors as a group (number of persons)	$0	$0

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

Remuneration has not been paid due to lack of revenue. Until and unless Tensor generates revenue through its proposed operations as described in this Offering Circular, no remuneration will be paid or accrue. Once revenue is generated, Tensor intends to pay its officers for their services; however, the timing and amount of that remuneration cannot be determined at this point.

(c) If any employment agreements exist or are contemplated, describe: Not applicable.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 0 shares (0% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

Not applicable.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders. Shareholders are not required to vote on future stock purchase agreements, stock options, warrants or rights.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Not applicable.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible,

of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

Tensor is not a party to any pending litigation or administrative action of any nature, nor is any such litigation or administrative action anticipated.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Not applicable.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

None.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

See attached.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

Tensor has incurred a nominal loss due to its organizational activities. It has not conducted operations and therefore has not suffered any losses due to operations.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

Not applicable. Tensor is a development stage company.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ______ %. What is the anticipated gross margin for next year of operations? Approximately ______ %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Not applicable.

50. Foreign sales as a percent of total sales for last fiscal year: ______ %. Domestic government sales as a percent of total domestic sales for last fiscal year: ______ %. Explain the nature of these sales, including any anticipated changes:

Not applicable.

Tensor Corporation
A Development Stage Company
Balance Sheets

	31-Dec-04	31-Dec-05	30-Sep-06
Assets			
Current Assets			
Cash in bank	$ 2,837	$ 2,794	$ 1,428
Total current assets	$ 2,837	$ 2,794	$ 1,428
Long Term Assets			
Mineral leases	$ -	$ -	$ 1,104
Total long term assets	$ -	$ -	$ 1,104
Total Assets	**$ 2,837**	**$ 2,794**	**$ 2,532**
Liabilities and Shareholders' Equity			
Current Liabilities			
Related party payable	$ 465	$ 465	$ 465
Total Liabilities	$ 465	$ 465	$ 465
Shareholders Equity			
Common stock 50,000,000 shares authorized $.001 par value, 1,850,000 shares issued and outstanding	$ 1,850	$ 1,850	$ 1,850
Additional paid in capital (Note 1)	$ 1,000	$ 1,000	$ 1,000
Accumulated deficit	$ (478)	$ (521)	$ (783)
Total Liabilities and Shareholders' Equity	**$ 2,837**	**$ 2,794**	**$ 2,532**

Tensor Corporation
A Development Stage Company
Statement of Operations

	May 14, 2004 (Inception) to Dec. 31, 2004	Year Ended Dec. 31, 2005	Jan. 1, 2006 to Sept. 30 2006
Revenues	$ -	$ -	$ -
Expenses			
General and Administrative	$ 478	$ 43	$ 262
	$ 478	$ 43	
Net Income (Loss)	**$ (478)**	**$ (43)**	**$ (262)**

Tensor Corporation

Notes to Financial Statements

1 Related Party Transcations

During the period from inception through December 31, 2004, Tensor accrued a $465 related party payable to its President for expenses paid by the president on behalf of the Company.

In May, 2004, Tensor acquired oil and gas properties from Diversified Energy Corporation (Diversified) in exchange for 1,000,000 shares of Tensor to be issued to the shareholders of Diversified. Because Tensor and Diversified were under common control, the oil and gas properties acquired were recorded at their historical cost basis, which was $0.

In July 2004, Tensor sold these same oil and gas properties to shareholders of the company for $1,000. The resulting gain on sale was taken as additional paid in capital.

SIGNATURES

The issuer, Tensor Corporation, has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake City, State of Utah, on November 9, 2006.

Issuer: Tensor Corporation

By 
R. Steven Chambers, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.


R. Steven Chambers, President and Director — 11-9-06 Date


Harold Barson, Vice president and Director — 11-8-06 Date


Bill Lewis, Secretary-Treasurer and Director — 11-9-06 Date

PART III – EXHIBITS

Item 1. Index to Exhibits

Exhibit Number	Description of Exhibit
2.1	Articles of Incorporation of Tensor Corporation
2.2	Bylaws of Tensor Corporation
6.1	Utah State Lease for Oil, Gas and Associated Hydrocarbons
6.2	Metalliferous Minerals Lease
11	Opinion of R. Steven Chambers regarding Legality

RECEIVED
MAY 1 7 2004
Utah Div. Of Corp. & Comm. Code

ARTICLES OF INCORPORATION

of

TENSOR CORPORATION

The undersigned natural person does hereby make these Articles of Incorporation.

ARTICLE I
NAME

The name of the corporation is Tensor Corporation.

ARTICLE II
DURATION

The corporation shall exist in perpetuity.

05-17-04P12:21 RCVD

ARTICLE III
PURPOSES AND POWERS

The corporation is formed for the following purposes and shall have all powers necessary or expedient to carry out such purposes:

(a) To seek out, merge with, acquire or otherwise become associated with businesses of any kind.

(b) To buy, or otherwise acquire property of all kinds, whether real or personal, tangible or intangible, and to hold, sell, lease, transfer, pledge, mortgage, hypothecate and otherwise deal in any way with such property.

(c) To borrow and lend money.

(d) To occupy, maintain, operate, manage and establish offices to carry on the business of the corporation, and to hire, employ and discharge employees.

Date: 05/17/2004
Receipt Number: 1154174
Amount Paid: $52.00

(e) To purchase, or otherwise acquire, hold, sell, and transfer the shares of its own capital stock; provided that it shall not use its funds for the purchase or acquisition of its own shares when such would cause any impairment of its capital, except as permitted by law, and provided further than shares of its own capital stock belonging to it may not be voted directly or indirectly by the corporation.

(f) To enter into, make and perform contracts of any kind and description, with any person, firm, association, municipality, county, state, body politic or governmental agency thereof.

(g) To engage in any business in any state or country of the world in any capacity whatsoever, so long as permitted by applicable law.

(h) To engage in any lawful activity or act for which corporations may be formed under the laws of the State of Utah.

The foregoing purposes and powers shall not be construed in any way to limit any powers or restrict the business of the corporation in any way.

ARTICLE IV
CAPITAL STOCK

The corporation shall have the authority to issue Fifty Million (50,000,000) shares of capital stock, par value $.001 per share. There shall be only one class of stock which shall have unlimited voting rights and the right to receive the net assets of the corporation upon liquidation.

ARTICLE V
INCORPORATOR

The name and address of the incorporator is

R. Steven Chambers — 7232 Towncrest Drive, Salt Lake City, UT 84121

ARTICLE VI
INITIAL BOARD OF DIRECTORS

The names and addresses of the initial board of directors are:

R. Steven Chambers — 7232 Towncrest Drive, Salt Lake City, UT 84121

Bill Lewis — 79 Canyon View Drive, Farmington, UT 84025

Harold Barson — 1716 Abbedale Lane, Sandy, UT 84092

The initial board of directors shall consist of two members who shall serve until their successors are elected and qualifed at an annual or special shareholders' meeting called for the purpose of electing directors.

ARTICLE VII
NUMBER AND CLASSES OF DIRECTORS

The number of directors shall not be less than three (3) and shall otherwise be as from time to time provided in the bylaws, but shall in no event be more than nine (9). Directors may be divided into classes and their terms staggered, so long as each class shall be of as nearly equal size as is possible. The length of terms shall not be less than one year and shall otherwise be as provided in the bylaws.

ARTICLE VIII
REGISTERED AGENT AND OFFICE

The name of the registered agent in the state of Utah is R. Steven Chambers. The address of the registered agent is 7232 Towncrest Drive, Salt Lake City, Utah, 84121.

ARTICLE IX
SHAREHOLDERS' RIGHTS

With regard to any matter on which shareholders are entitled to vote, no shareholder shall have the right to cumulate his votes, but each shareholder shall have one vote for each share held of record by him.

Shareholders shall not have pre-emptive rights with respect to the issuance of additional shares by the corporation.

No stock, once issued and after the subscription price therefor has been paid in full, shall be assessable for the debts of the corporation.

ARTICLE X
AUTHORITY TO ISSUE WARRANTS

The corporation is expressly authorized and empowered from time to time by resolution of the Board of Directors to create and issue, whether or not in connection with the issuance of stock or other securities of the corporation, of rights or options entitling the holders or owners thereof to purchase or acquire from the corporation any shares of any class or series of other securities, whether now or hereafter authorized. Such rights or options are to be evidenced by or in such warrants or other instruments as the Board of Directors may prescribe. The terms of the warrants may be limited or unlimited in duration, and the price or prices at which they may be exercised shall be fixed by the Board of Directors in the resolution authorizing the same. Any or all shares which may be purchased or acquired upon the exercise of any such right or option shall be deemed fully paid and nonassessable and not liable for the debts of the corporation, or partly paid and liable to further call and assessment, as the terms of the warrant or other instrument evidencing the rights may provide.

IN WITNESS WHEREOF, the undersigned incorporator does hereby make these Articles of Incorporation for the purpose of forming a corporation under the laws of the State of Utah, and does hereby certify that the facts set forth herein are true and correct.

Dated this 17 day of May, 2004.



R. Steven Chambers
Incorporator

ACCEPTANCE OF APPOINTMENT AS REGISTERED AGENT

R. Steven Chambers, hereby accepts the appointment as registered agent for

Tensor Corporation



Registered Agent



Klare Bachman
Executive Director
Department of Commerce

Olene S. Walker
Governor
State of Utah

Kathy Berg
Director
Division of Corporations
& Commercial Code

R STEVEN CHAMBERS
TENSOR CORPORATION
7232 TOWNCREST DR
SALT LAKE CITY UT 84121



State of Utah
Department of Commerce
Division of Corporations & Commercial Code

CERTIFICATE OF REGISTRATION

CORPORATION - DOMESTIC - PROFIT

This certifies that **TENSOR CORPORATION** has been filed and approved on **5/17/2004** and has been issued the registration number **5646047-0142** in the office of the Division and hereby issues this Certification thereof.

Kathy Berg

KATHY BERG
Division Director

BYLAWS

OF

TENSOR CORPORATION

a Utah corporation

Adopted May 26, 2004

BYLAWS

OF

TENSOR CORPORATION

ARTICLE I

OFFICES

Section 1.01. Location of Offices. The corporation may maintain such offices, within or without the State of Utah, as the Board of Directors may from time to time designate.

Section 1.02. Principal Office. The address of the principal office of the corporation shall be located at c/o R. Steven Chambers, 7232 Towncrest Drive, Salt Lake City, Utah, 84121, and said address may be changed by the Board of Directors at any time.

ARTICLE II

SHAREHOLDERS

Section 2.01. Annual Meeting. The annual meeting of the shareholders shall be held on the first Monday of June at such time as is provided for in the notice of the meeting, provided that whenever such date falls on a legal holiday the meeting shall be held on the next succeeding business day, beginning with the year following the filing of the Articles of Incorporation, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the election of directors shall not be held on the day designated herein for the annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as may be convenient.

Section 2.02. Special Meetings. Special meetings of the shareholders may be called at any time by the Chairman of the Board, if any, the President, or by the Board of Directors, or in their absence or disability, by any Vice President, and shall be immediately called by the President, or in the President's absence or disability, by a Vice President, or by the Secretary upon the written request of the holders of not less than one-quarter (1/4) of all the shares entitled to vote at the meeting, such written request to state the purpose, or purposes, of the meeting and to be delivered to the President, such Vice President, or the Secretary. In case of failure to call such meeting within twenty (20) days after such request, such shareholder or shareholders may call the same.

Section 2.03. Place of Meetings. The Board of Directors may designate any place, either within or without the State of Utah, as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or without the State of Utah, as the place for the holding of a meeting for which the Board of Directors had designated a different location. If no such designation is made, or if a special meeting be otherwise called, the place of meeting shall be at the principal office of the corporation.

Section 2.04. Notice of Meetings. The Secretary or Assistant Secretary, if any, shall cause notice of the date, time, place, and purpose or purposes of all meetings of the shareholders, whether annual or special, to be mailed at least ten (10) days, but no more than fifty (50) days, prior to the meeting, to each shareholder of record entitled to vote.

Section 2.05. Closing of Transfer Books. For the purpose of determining shareholders entitled to notice of, or to vote at, any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the corporation may provide that the stock transfer books shall be closed, for a period of not more than fifty (50) days, for the purpose of determining shareholders entitled to notice of or to vote at such meeting.

If the stock transfer books are closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting, such books shall be closed for at least ten (10) days immediately preceding such meeting.

In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than fifty (50) days and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date upon which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

Section 2.06. Voting Lists. The officer or agent having charge of the stock transfer books for shares of the corporation shall make a complete list of the shareholders entitled to vote at each meeting of the shareholders of the corporation or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each, which list shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder, for any purpose germane to the meeting, during the whole time of the meeting. The original stock transfer books shall be prima facie evidence as to who are the shareholders entitled to examine such list or transfer books or to vote at any meeting of shareholders.

Section 2.07. Quorum. A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a majority of the outstanding shares entitled to vote is represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall constitute the act of the shareholders, unless the vote of a greater number of shares or voting by classes is required by Utah law, the Articles of Incorporation of the corporation, or these Bylaws.

Section 2.08. Proxies. At each meeting of the shareholders, each shareholder entitled to vote shall be entitled to vote in person or by proxy, provided, however, that the right to vote by proxy shall exist only in case the instrument authorizing such proxy to act shall have been executed in writing by the shareholder or by such shareholder's duly authorized attorney in fact. Such instrument authorizing a proxy to act shall be delivered at the beginning of such meeting to the Secretary of the corporation or to such other officer or person who may, in the absence of the Secretary, be acting as secretary of the meeting. In the event that any such instrument shall designate two (2) or more persons to act as proxies, a majority of such persons present at the meeting, or, if only one be present, that one shall (unless the instrument shall otherwise provide) have all of the powers conferred by the instrument upon all persons so designated. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy. Persons holding stock in a fiduciary capacity shall be entitled to vote the shares so held, except that no trustee or pledgee shall be entitled to vote shares held by such trustee or pledgee without a transfer of such shares into such trustee's or pledgee's name.

Section 2.09. Voting of Shares by Corporation. In addition to regulations and restrictions imposed by law upon the voting of shares, shares of its own stock belonging to the corporation or held by it in a fiduciary capacity shall not be voted directly or indirectly at any meeting and shall not be counted in determining the total number of outstanding shares at any given time.

Section 2.10. Voting of Shares. Each outstanding share, regardless of class, shall be entitled to one (1) vote on each matter submitted to a vote at a meeting of the shareholders, except to the extent that voting rights of the shares of any class or classes are limited or denied by the Articles of Incorporation of the corporation as permitted by law.

Section 2.11. Informal Action by Shareholders. Any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting, if a consent in writing, setting forth the action so taken, shall be signed by a majority of the shareholders entitled to vote with respect to the subject matter thereof.

Section 2.12. Examination by Shareholders of Books and Records. Any person who is a shareholder of record, upon written demand stating the purpose thereof, shall have the right to examine, in person, or by agent or attorney, at any reasonable time or times, for any proper purpose, the corporation's books and records of account and minutes of record of shareholders and to make extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a shareholder.

ARTICLE III

BOARD OF DIRECTORS

Section 3.01. General Powers. The property, affairs, and business of the corporation shall be managed by its Board of Directors. The Board of Directors may exercise all the powers of the corporation whether derived from law or the Articles of Incorporation, except such powers as are by statute, by the Articles of Incorporation, or by these Bylaws, vested solely in the shareholders of the corporation.

Section 3.02. Number, Tenure, and Qualifications. The initial number of directors of the corporation shall be **three (3)**. Increases and decreases to said number may be made, within the numbers authorized by the Articles of Incorporation, as amended, as the Board of Directors shall from time to time determine by amendment to these Bylaws. An increase or a decrease in the number of the Board of Directors may also be had upon amendment to these Bylaws by a vote of the shareholders of the corporation, and the number of the Directors to which the existing number is to be so increased or decreased shall be fixed upon a vote of the shareholders of the corporation. Each director shall hold office until the next annual meeting of the shareholders and until such director's successor shall have been elected and shall qualify. Directors need not be residents of the State of Utah or shareholders of the corporation.

Section 3.03. Regular Annual Meeting. A regular annual meeting of the Board of Directors shall be held without other notice than this Bylaw, immediately after, and at the same place as, the annual meeting of shareholders.

Section 3.04. Regular Meetings. The Board of Directors may provide by resolution, the time and place, either within or without the State of Utah, for the holding of regular meetings without other notice than such resolution.

Section 3.05. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the Chairman, the President, any Vice President, or any one (1) director. A majority of the Board of Directors may fix any place, either within or without the state of Utah, as the place for holding any special meeting of the Board of Directors called by them.

Section 3.06. Notice. Notice of any special meeting shall be given at least five (5) days prior thereto by written notice delivered personally or mailed or sent by telegram to each director at such director's business or home address. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Notice personally delivered shall be deemed delivered upon personal delivery to the director. Any director may waive notice of any meeting.

Section 3.07. Quorum. A majority of the number of then serving directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than a majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

Section 3.08. Manner of Acting. The act of a majority of the directors present at a meeting at which a quorum is present shall, unless the act of a greater number of directors is required by the Articles of Incorporation of the corporation or these Bylaws, be the act of the Board of Directors and individual directors shall have no power as such.

Section 3.09. Vacancies and Newly Created Directorships. If any vacancies shall occur in the Board of Directors by reason of death, resignation, or otherwise, or if the number of directors shall be increased, the directors then in office shall continue to act and such vacancies or newly created directorships shall be filled by a vote of the directors then in office, though less than a quorum, in any way approved by the directors then in office. Any directorship to be filled by reason of the removal of one or more directors by the shareholders may be filled by election by the shareholders at the meeting at which the director or directors are removed.

Section 3.10. Compensation. By resolution of the Board of Directors, the directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

Section 3.11. Presumption of Assent. A director of the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless such director's dissent: (i) shall be entered in the minutes of the meeting, (ii) shall be filed, in writing, with the person acting as the secretary of the meeting before the adjournment thereof, or (iii) shall be forwarded by registered or certified mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

Section 3.12. Resignations. A director may resign at any time by delivering a written resignation to either the Chief Executive Officer or the Registered Agent of the Corporation. The resignation shall become effective upon its receipt by the Chief Executive Officer or the Registered Agent of the Corporation.

Section 3.13. Informal Action by Directors. Any action required to be taken at a meeting of the directors of the corporation, or any other action which may be taken at a meeting of the directors or of a committee thereof, or any notice required to be given of any meeting of the directors or of any committee, may be taken without a meeting, or such notice may be waived, if a consent in writing, setting forth the action so taken, shall be signed by a majority of the directors, or a majority of the members of the committee, as the case may be. Such consent shall have the same legal effect as a unanimous vote of all the directors or members of the committee.

Section 3.14. Meetings by Telephone Conference Call. Members of the Board of Directors may participate in a meeting of the Board of Directors by means of conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear each other. Participation in such a meeting shall constitute presence in person at such meeting.

Section 3.15. Removal of Directors. At a shareholders' meeting called expressly for that purpose, directors may be removed in the manner provided in this section unless otherwise provided by the Articles of Incorporation. One or more directors, or the entire Board of Directors, may be removed, with or without cause, by a vote of the holders of the majority of the shares then entitled to vote at an election of directors. If, at the time of any shareholders' meeting called for such purpose, the shareholders are entitled to cumulate their votes for directors, and if less than the entire Board is to be removed, no one of the directors may be removed if the votes of a sufficient number of shares are cast against such director's removal which, if then cumulatively voted at an election of the entire Board of Directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part, would be sufficient to elect such director. Whenever the holders of the shares of any class are entitled to elect one or more directors by the provisions of the Articles of Incorporation, the provisions of this section shall apply, in respect of the removal of a director or a director so elected, to the vote of the holders of the outstanding shares of that class and not to the vote of the outstanding shares as a whole.

ARTICLE IV

OFFICERS

Section 4.01. Number. The officers of the corporation shall be a President, a Secretary, a Treasurer, and such other officers as may be appointed by the Board of

Directors. The Board of Directors may appoint, but shall not be required to appoint, a Chairman of the Board.

Section 4.02. Election, Term of Office, and Qualifications. The officers shall be appointed by the Board of Directors annually at its annual meeting. In the event of failure to appoint officers at an annual meeting of the Board of Directors, officers may be appointed at any regular or special meeting of the Board of Directors. Each such officer, whether appointed at an annual meeting of the Board of Directors, to fill a vacancy, or otherwise, shall hold such officer's office until the next ensuing annual meeting of the Board of Directors and until such officer's successor shall have been appointed and qualified, or until such officer's death or until such officer's resignation or removal in the manner provided in these Bylaws. Any one (1) person may hold any two (2) or more of such offices, except that the offices of President and Secretary may not be held by the same person simultaneously. No person holding two (2) or more offices shall execute any instrument in the capacity of more than one (1) office. The Chairman of the Board, if any, shall be and remain a director of the corporation during the term of such person's office. No other officer need be a director and officers need not be shareholders.

Section 4.03. Subordinate Officers, etc. The Board of Directors from time to time may appoint such other officers or agents as it may deem advisable, each of whom shall have such title, hold office for such period, have such authority, and perform such duties as the Board of Directors from time to time may determine. The Board of Directors from time to time may delegate to any officer the power to appoint any such subordinate officers or agents and to prescribe their respective titles, terms of office, authorities, and duties. Subordinate officers need not be shareholders or directors.

Section 4.04. Resignations. Any officer may resign at any time by delivering a written resignation to the Board of Directors, the President, or the Secretary. Unless otherwise specified therein, such resignation shall take effect upon delivery.

Section 4.05. Removal. Any officer may be removed, either for or without cause, from office at any special meeting of the Board of Directors called for that purpose or at a regular meeting, by the vote of a majority of the total authorized number of directors, whenever in the judgment of the Board of Directors the best interests of the corporation will be served thereby. Any officer or agent appointed in accordance with the provisions of Section 4.03 hereof may also be removed, either for or without cause, by any officer upon whom such power of removal shall have been conferred by the Board of Directors.

Section 4.06. Vacancies and Newly Created Offices. If any vacancy shall occur in any office by reason of death, resignation, removal, disqualification, or any other cause, or if a new office shall be created, then such vacancy or newly created office may be filled by the Board of Directors at any regular or special meeting.

Section 4.07. The Chairman of the Board. The Chairman of the Board, if there be such an officer, shall have the following powers and duties:

(a) To preside at all shareholders' meetings.

(b) To preside at all meetings of the Board of Directors.

(c) To be a member of the Executive Committee, if any.

Section 4.08. The President. The President shall have the following powers and duties:

(a) To be the chief executive officer of the corporation, and, subject to the direction of the Board of Directors, to have general charge of the business, affairs, and property of the corporation and general supervision over its officers, employees, and agents.

(b) If no Chairman of the Board has been appointed, or if such officer is absent or disabled, to preside at meetings of the shareholders and the Board of Directors.

(c) To be a member of the Executive Committee, if any.

(d) To sign certificates representing stock of the corporation, the issuance of which shall have been authorized by the Board of Directors.

(e) To perform all duties normally incident to the office of the President of a corporation and to exercise such other powers and perform such other duties as from time to time may be assigned by the Board of Directors.

Section 4.09. The Vice President(s). The Board of Directors shall, from time to time, designate and elect one (1) or more Vice Presidents, one (1) of whom may be designated to serve as Executive Vice President. Each Vice President shall have such powers and perform such duties as from time to time may be assigned by the Board of Directors or the President. At the request or in the absence of disability of the President, the Executive Vice President or, in the absence or disability of the Executive Vice President, the Vice President designated by the Board of Directors or, in the absence of such designation by the Board of Directors, by the President, as Senior Vice President, may perform all duties of the President, and when so acting, shall have all the powers of, and be subject to all the restrictions upon, the President.

Section 4.10. The Secretary and Assistant Secretary. The Secretary and the Assistant Secretary shall have the following powers and duties:

(a) To keep or cause to be kept a record of all of the proceedings of the meetings of the shareholders and of the Board of Directors in books provided for that purpose.

(b) To cause all notices to be duly given in accordance with the provisions of these Bylaws and as required by statute.

(c) To be the custodian of the records and of the seal of the corporation, if any, and to cause such seal, if any, or a facsimile thereof, to be affixed to all certificates representing stock of the corporation prior to the issuance thereof and to all instruments, the execution of which on behalf of the corporation under its seal, if any, shall have been duly authorized in accordance with these Bylaws, and when so affixed to attest the same.

(d) To see that the books, reports, statements, certificates, and other documents and records required by statute are properly kept and filed.

(e) To have charge of the stock books of the corporation and cause the stock and transfer books to be kept in such manner as to show at any time the amount of the stock of the corporation of each class issued and outstanding, the manner in which and the time when such stock was paid for, the names alphabetically arranged and the addresses of the holders of record thereof, the number of shares held by each holder, and time when each became such holder of record; and to exhibit at all reasonable times to any director, upon application, the original or duplicate stock register. The Secretary shall cause the stock book referred to in Section 6.04 hereof to be kept and exhibited at the principal office of the corporation in the manner and for the purpose provided in such Section.

(f) To sign certificates representing stock of the corporation, the issuance of which shall have been authorized by the Board of Directors.

(g) To perform in general all duties incident to the office of Secretary and such other duties as are given by these Bylaws or as from time to time may be assigned to by the Board of Directors or the President.

Section 4.11. The Treasurer. The Treasurer shall have the following powers and duties:

(a) To have charge and supervision over and be responsible for the monies, securities, receipts, and disbursements of the corporation.

(b) To cause the monies and other valuable effects of the corporation to be deposited in the name and to the credit of the corporation in such banks or trust companies or with such banks or other depositories as shall be selected in accordance with Section 5.03 hereof.

(c) To cause the monies of the corporation to be disbursed by checks or drafts (signed as provided in Section 5.04 hereof) drawn upon the authorized depositories of the corporation, and cause to be taken and preserved proper vouchers for all monies disbursed.

(d) To render to the Board of Directors or the President, whenever requested, a statement of the financial condition of the corporation and of all of such person's transactions as Treasurer, and to render a full financial report at the annual meeting of the shareholders, if called upon to do so.

(e) To cause to be kept correct books of account of all the business and transactions of the corporation and to exhibit such books to any director upon request during business hours.

(f) To from time to time require from all officers or agents of the corporation reports or statements giving such information as the Treasurer may desire with respect to any and all financial transactions of the corporation.

(g) To perform in general all duties incident to the office of the Treasurer and such other duties as are given these Bylaws or as from time to time may be assigned by the Board of Directors or the President.

Section 4.12. Salaries. The salaries or other compensation of the officers of the corporation shall be fixed from time to time by the Board of Directors, except that the Board of Directors may delegate to any person or group of persons the power to fix the salaries or other compensation of any subordinate officers or agents appointed in accordance with the provisions of Section 4.03 hereof. No officer shall be prevented from receiving any such salary or compensation by reason of the fact that such officer is also a shareholder or director of the corporation.

Section 4.13. Surety Bonds. In case the Board of Directors shall so require, any officer or agent of the corporation shall provide the corporation with a bond, in such sums and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of such person's duties to the corporation, including responsibility for negligence and for the accounting for all property, monies, or securities of the corporation which may come into such person's hands.

ARTICLE V

EXECUTION OF INSTRUMENTS, BORROWING OF MONEY, AND DEPOSIT OF CORPORATE FUNDS

Section 5.01. Execution of Instruments. Subject to any limitation contained in the Articles of Incorporation or in these Bylaws, the President or any Vice President may, in the name and on behalf of the corporation, execute and deliver any contract or other instrument authorized in writing by the Board of Directors. The Board of Directors may, subject to any limitation contained in the Articles of Incorporation or in these Bylaws, authorize in writing any officer or agent to execute and deliver any contract or other instrument in the name and on behalf of the corporation; any such authorization may be general or confined to specific instances.

Section 5.02. Loans. No loan or advance shall be contracted on behalf of the corporation, no negotiable paper or other evidence of its obligation under any loan or advance shall be issued on its name, and no property of the corporation shall be mortgaged, pledged, hypothecated, transferred, or conveyed as security for the payment of any loan, advance, indebtedness, or liability of the corporation, unless and except as authorized by the Board of Directors. Any such authorization may be general or confined to specific instances.

The corporation shall not lend money to or use its credit to assist its officers, directors, or other control persons or the officers, directors, or other control persons of a subsidiary of the corporation without authorization in the particular case by its shareholders, but may lend money to and use its credit to assist any employee, excluding such officers, directors, or other control persons, if such loan or assistance benefits the corporation.

Section 5.03. Deposits. All monies of the corporation not otherwise employed shall be deposited from time to time to its credit in such banks or trust companies or with such bankers or other depositories as the Board of Directors may select, or as from time to time may be selected by any officer or agent authorized to do so by the Board of Directors.

Section 5.04. Checks, Drafts, etc. All notes, drafts, acceptances, checks, endorsements, and, subject to the provisions of these Bylaws, evidences of indebtedness of the corporation shall be signed by such officer or officers or such agent or agents of the corporation and in such manner as the Board of Directors from time to time may determine. Endorsements for deposit to the credit of the corporation in any of its duly authorized depositories shall be in such manner as the Board of Directors from time to time may determine.

Section 5.05. Bonds and Debentures. Every bond or debenture issued by the corporation shall be evidenced by an appropriate instrument which shall be signed by the President or a Vice President and by the Secretary and sealed with the seal of the corporation, if any. The seal may be a facsimile, engraved or printed. Where such bond or debenture is authenticated with the manual signature of an authorized officer of the corporation or other trustee designated by the indenture of trust or other agreement under which such security is issued, the signature of any of the corporation's officers named thereon may be a facsimile. In case any officer who signed, or whose facsimile signature has been used on any such bond or debenture, shall cease to be an officer of the corporation for any reason before the same has been delivered by the corporation, such bond or debenture may nevertheless be adopted by the corporation and issued and delivered as though the person who signed it or whose facsimile signature has been used thereon had not ceased to be such officer.

Section 5.06. Sale, Transfer, etc. of Securities. Sales, transfers, endorsements, and assignments of shares of stocks, bonds, and other securities owned by or standing in the name of the corporation and the execution and delivery on behalf of the corporation of any and all instruments in writing incident to any such sale, transfer, endorsement, or assignment, shall be effected by the President, any Vice President, or by any officer or agent, thereunto authorized by the Board of Directors.

Section 5.07. Proxies. Proxies to vote with respect to shares of stock of other corporations used by or standing in the name of the corporation shall be executed and delivered on behalf of the corporation by the President, any Vice President, or by any officer or agent thereunto authorized by the Board of Directors.

ARTICLE VI

CAPITAL STOCK

Section 6.01. Stock Certificates. Every holder of stock in the corporation shall be entitled to have a certificate, signed by the President or any Vice President and the Secretary or Assistant Secretary, if any, and sealed with the seal (which may be a facsimile, engraved or printed) of the corporation, if any, certifying the number and kind, class, or series of shares owned by such shareholder in the corporation; provided, however, that where such a certificate is countersigned by (a) a transfer agent or (b) registered by a registrar, the signature of any such President, Vice President, Secretary, or Assistant Secretary may be a facsimile. In case any officer who shall have signed, or whose facsimile signature or signatures shall have been used on any such certificate, shall cease to be such officer of the corporation, for any reason, before the delivery of such certificate by the corporation, such certificate may nevertheless be adopted by the corporation and be issued and delivered as though the person who signed it or whose facsimile signature or signatures shall have been used thereon, had not ceased to be such officer. Certificates representing shares of stock of the corporation shall be in such form as provided by the statutes of the state of Utah. There shall be entered upon the stock books of the corporation at the time of issuance of each share, the number of the certificate issued, the name and address of the person owning the shares represented thereby, the number and kind, class, or series of such shares, and the date of issuance thereof. Every certificate exchanged or returned to the corporation shall be marked "Canceled" together with the date of cancellation. No certificate shall be issued for a share of the corporation's stock until such share is fully paid.

Section 6.02. Transfer of Stock. Transfers of shares of the stock of the corporation shall be made on the books of the corporation upon the request of the holder of record thereof, or by his attorney thereunto duly authorized by a power of attorney duly executed in writing and filed with the Secretary of the corporation or any of its transfer agents, and upon surrender of the certificate or certificates, properly endorsed or accompanied by proper instruments of transfer, representing such shares. Except as provided by law, the corporation and transfer agents and registrars, if any, shall be entitled to treat the holder of record of any share or shares of stock as the absolute owner thereof for all purposes, and accordingly shall not be bound to recognize any legal, equitable, or other claim to or interest in such share or shares on the part of any other person whether or not it or they shall have express or other notice thereof.

Section 6.03. Regulations. Subject to the provisions of this Article VI and the Articles of Incorporation, the Board of Directors may make such rules and regulations as they may deem expedient concerning the issuance, transfer, redemption, and registration of certificates for shares of the stock of the corporation.

Section 6.04. Maintenance of Stock Book at Principal Place of Business. A stock book (or books where more than one kind, class, or series of stock is outstanding) shall be kept at the principal place of business of the corporation in Salt Lake County, Utah, containing the names of the original shareholders of the corporation, the number and class of shares of the corporation purchased by them, their addresses, the amount paid for their shares of stock, all transfers thereof, the names and addresses of the transferees, and the number and class of the shares held by each. Such stock books shall at all reasonable hours be subject to inspection by persons entitled by law to inspect the same.

Section 6.05. Transfer Agents and Registrars. The Board of Directors may appoint one (1) or more transfer agents and one (1) or more registrars with respect to the certificates representing shares of stock of the corporation and may require all such certificates to bear the signature of either or both. The Board of Directors may from time to time define the respective duties of such transfer agents and registrars. No certificate of stock shall be valid until countersigned by a transfer agent, if at the date appearing thereon the corporation had a transfer agent for such stock, and until registered by a registrar, if at such date the corporation had a registrar for such stock.

Section 6.06. Closing of Transfer Books and Fixing of Record Date.

(a) The Board of Directors shall have power to close the stock books of the corporation for a period of not to exceed fifty (50) days preceding the date of any meeting of shareholders, the date for payment of any dividend, the date for the allotment of rights, a date in connection with obtaining the consent of shareholders for any purpose, or in order to make determination of shareholders for any other purpose.

(b) In lieu of closing the stock transfer books as aforesaid, the Board of Directors may fix in advance a date, not exceeding fifty (50) days preceding the date of any meeting of shareholders, the date for the payment of the dividend, the date for the allotment of rights, the date when any change or conversion or exchange of capital stock shall go into effect, a date in connection with obtaining any such consent, or in order to make a determination of shareholders for any other purpose as a record date for the determination of the shareholders entitled to a notice of, and to vote at, any such meeting and any adjournment thereof, entitled to receive payment of any such dividend, or to any such allotment of rights, to exercise the rights in respect of any such change, conversion, or exchange of capital stock, to give such consent, or for any other purpose.

(c) If the stock transfer books shall be closed or a record date set for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for or such record date shall be at least ten (10) days immediately preceding such meeting.

Section 6.07. Lost or Destroyed Certificates. The corporation may issue a new certificate for stock of the corporation in place of any certificate theretofore issued by it, alleged to have been lost or destroyed, and the Board of Directors may, in its discretion, require the owner of the lost or destroyed certificate or his legal representatives to give the corporation: (i) an affidavit of loss in such form as the Board of Directors may direct signed by such owner, and (ii) a bond in such form and amount as the Board of Directors may direct, and with such surety or sureties as may be satisfactory to the Board of Directors, to indemnify the corporation and its transfer agents and registrars, if any, against any claims that may be made against it or any such transfer agent or registrar on account of the issuance of such new certificate. A new certificate may be issued without requiring any affidavit of loss or bond when, in the judgment of the Board of Directors, it is proper to do so.

ARTICLE VII

EXECUTIVE COMMITTEE AND OTHER COMMITTEES

Section 7.01. How Constituted. The Board of Directors may designate an Executive Committee and such other committees of the Board of Directors as the Board of Directors may deem appropriate, each of which committees shall consist of two (2) or more directors and shall have such authority as is given to it by these Bylaws or as is given to it by the Board of Directors in the resolution designating such committee. Members of the Executive Committee and of any such other committee shall be designated annually at the annual meeting of the Board of Directors; provided, however, that at any time the Board of Directors may abolish or reconstitute the Executive Committee or any such other committee. Each member of the Executive Committee and of any such other committee shall hold office until his successor shall have been designated or until his resignation or removal in the manner provided in these Bylaws.

Section 7.02. Powers. During the intervals between meetings of the Board of Directors, the Executive Committee shall have and may exercise all powers of the Board of Directors in the management of the business and affairs of the corporation, except for the power to fill vacancies in the Board of Directors or to amend these Bylaws and except for such powers as by law may not be delegated by the Board of Directors to an executive committee.

Section 7.03. Regular Meetings. The Executive Committee, and such other committees as may be designated hereunder by the Board of Directors, may provide by resolution, the time and place, either within or without the state of Utah, for the holding of regular meetings of the Executive Committee or such other committee without other notice than such resolution.

Section 7.04. Special Meetings. Special meetings of the Executive Committee, and such other committees as may be designated hereunder by the Board of Directors, may be called by or at the request of the President, any Vice President, or any two (2) members of the committee. The person or persons authorized to call special meetings of such committee may fix any place, either within or without the state of Utah, as the place for holding any special meeting of such committee.

Section 7.05. Notice. Notice of any special meeting of a committee shall be given at least five (5) days prior thereto by written notice delivered personally, mailed, or sent by telegram to each member of the committee at his business or home address. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so-addressed, postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Notice personally delivered shall be deemed delivered upon personal delivery thereof to the member of the committee. Any member of a committee may waive notice of any meeting.

Section 7.06. Proceedings. The Executive Committee, and such other committees as may be designated hereunder by the Board of Directors, may fix its own presiding and recording officer or officers, and may meet at such place or places, at such time or times and upon such notice, or without notice, as it shall determine from time to time. It shall keep a record of its proceedings and shall report such proceedings to the Board of Directors at the meeting of the Board of Directors next following.

Section 7.07. Quorum and Manner of Acting. At all such meetings of the Executive Committee, and of such other committees as may be designated hereunder by the Board of Directors, the presence of members constituting a majority of the total authorized membership of the committee shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of a majority of the members present at any meeting at which a quorum is present shall be the act of such committee. The members of the Executive Committee, and of such other committees as may be designated hereunder by the Board of Directors from time to time, shall act only as a committee and the individual members thereof shall have no powers as such.

Section 7.08. Informal Action by Committees. Any action required to be taken at a meeting of a committee of the Board of Directors or any other action which may be taken at a meeting of a committee, may be taken without a meeting, if a consent in writing, setting forth the action so taken, shall be signed by a majority of the members of the committee. Such consent shall have the same legal effect as a unanimous vote of all the members of the committee.

Section 7.09. Meetings by Telephone Conference Call. Members of the Executive Committee, and of such other committees as may be designated hereunder, may participate in a meeting of the committee by means of conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear each other. Participation in such a meeting shall constitute presence in person at such a meeting.

Section 7.10. Resignations. Any member of the Executive Committee, and of such other committees as may be designated hereunder by the Board of Directors, may resign at any time by delivering a written resignation to either the President, the Secretary, or Assistant Secretary, if any, or to the presiding officer of the committee of which such person is a member, if any shall have been appointed and shall be in office. Unless otherwise specified therein, such resignation shall take effect upon delivery.

Section 7.11. Removal. The Board of Directors may at any time remove any member of the Executive Committee or of any other committee designated by it hereunder either for or without cause.

Section 7.12. Vacancies. If any vacancy shall occur in the Executive Committee or of any other committee designated by the Board of Directors hereunder, by reason of disqualification, death, resignation, removal, or otherwise, the remaining members shall, until the filling of such vacancy, constitute the then total authorized membership of the committee and, provided that two (2) or more members are remaining, continue to act. Such vacancy may be filled at any meeting of the Board of Directors.

Section 7.13. Compensation. The Board of Directors may allow a fixed sum and expenses of attendance to any member of the Executive Committee or of any other committee designated by it hereunder who is not an active salaried employee of the corporation for attendance at each meeting of the said committee.

ARTICLE VIII

INDEMNIFICATION

Section 8.01. Indemnification With Respect To Third Party Actions. The corporation may, but, except as set forth in Section 8.03 below, shall have no duty or obligation to, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit, or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person's conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

Section 8.02. Indemnification With Respect To Corporation Actions. The corporation may, but, except as set forth in Section 8.03 below, shall have no duty or obligation to, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses, including attorneys' fees actually and reasonably incurred by such person in connection with the defense the defense or settlement of the action or suit, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of such person's duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court considers proper.

Section 8.03. Determination. To the extent that a director, officer, employee, or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Sections 8.01 or 8.02 hereof, or in defense of any claim, issue, or matter therein, such person shall be indemnified against expenses, including attorneys' fees actually and reasonably incurred by such person in connection therewith. Any other indemnification under Sections 8.01 or 8.02 hereof may be made by the corporation only upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 8.01 or 8.02 hereof. The determination shall be made: (i) by the Board of Directors by a majority vote of a quorum consisting of directors who are not parties to such action, suit, or proceeding, or (ii) by the shareholders by a majority vote of a quorum of shareholders at any meeting duly called for such purpose.

Section 8.04. General Indemnification. The indemnification and advancement of expenses provided by this Article may not be construed to be exclusive of any other right to which a person seeking indemnification or advancement of expenses may be entitled to under any Bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in their official capacity and as to action in another capacity while holding office.

Section 8.05. Advances. Expenses incurred in defending a civil or criminal action, suit, or proceeding as contemplated in this Article may, but need not, be paid by the corporation in advance of the final disposition of the action, suit, or proceeding upon a majority vote of a quorum of the Board of Directors and upon receipt of an undertaking by or on behalf of the director, officer, employee, or agent that such person shall repay the amount advanced if it is ultimately determined that such person is not entitled to be indemnified by the corporation as authorized by this Article.

Section 8.06. Scope of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses authorized by this Article shall, unless otherwise provided when the indemnification or advancement of expenses is authorized or ratified, continue as to a person who has ceased to be a director, officer, employee, or agent of the corporation or, as requested by the corporation, of another corporation, partnership, joint venture, trust, or other enterprise and shall inure to the benefit of his heirs, executors, and administrators and shall be in addition to all other indemnification permitted by law.

Section 8.07. Insurance. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against such person and incurred by such person in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against the liability under the provisions of this Article VIII or the laws of the state of Utah, as the same may hereafter be amended or modified.

ARTICLE IX

FISCAL YEAR

The fiscal year of the corporation shall be the calendar year unless otherwise fixed by resolution of the Board of Directors or unless otherwise required by applicable law.

ARTICLE X

DIVIDENDS

The Board of Directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law.

ARTICLE XI

AMENDMENTS

All Bylaws of the corporation, whether adopted by the Board of Directors or the shareholders, shall be subject to amendment, alteration, or repeal, and new Bylaws may be made, except that, if any bylaw regulating an impending election of directors is adopted or amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of the shareholders for the election of directors, the bylaw so adopted or amended or repealed, together with a concise statement of the changes made.

ADOPTED as of May 26, 2004

RECEIVED
MAY 15 2006
TRUST LANDS ADMINISTRATION

Form B-2(3/05)

Director's Agenda Date (Office use only): 5/05/06

MINERAL LEASE NO. ML 50358

GRANT: NS

UTAH STATE LEASE FOR OIL, GAS AND ASSOCIATED HYDROCARBONS

THIS OIL, GAS AND ASSOCIATED HYDROCARBONS LEASE AND AGREEMENT (the "Lease") is entered into effective the 1ST day of JUNE, 2006 (the "Effective Date"), by and between the STATE OF UTAH, acting by and through the SCHOOL AND INSTITUTIONAL TRUST LANDS ADMINISTRATION, 675 East 500 South, Suite 500, Salt Lake City, Utah 84102, (hereinafter "Lessor"), and

TENSOR CORPORATION
P.O. BOX 11315
SALT LAKE CITY, UT 84147

having a business address as shown above (hereinafter "Lessee", whether one or more).

WITNESSETH:

That the State of Utah, as Lessor, in consideration of the rentals, royalties, and other financial consideration required to be paid by Lessee, and the covenants of Lessee set forth below, does hereby GRANT AND LEASE to Lessee the exclusive right and privilege to explore for, drill for, produce, save and sell or otherwise dispose of oil, gas and hydrocarbons (the "Leased Substances" as hereinafter defined) located within the boundaries of the following-described tract of land (the "Leased Premises") located in BEAVER County, State of Utah:

T28S, R7W, SLB&M.
SEC. 6: SW¼SE¼
SEC. 7: NE¼NW¼

containing 80.00 acres, more or less,

together with the right and privilege, as conditioned herein, to construct and maintain on the Leased Premises roads, buildings, communication lines, gathering lines, pipelines, reservoirs, tanks, equipment, pumping and compression stations, and any other structures or improvements to the extent necessary to explore for, produce, save, dispose of and sell the Leased Substances.

This Lease is subject to, and Lessee hereby agrees to and accepts, the following covenants, terms, and conditions:

1. LEASED SUBSTANCES. Leased Substances include: (i) oil, including all naturally occurring crude petroleum, oil and other hydrocarbons regardless of gravity if produced at the wellhead in liquid form; (ii) natural gas, including normal hydrocarbon gases, casinghead gas, coalbed methane, and other commercial gases, including but not limited to helium, carbon dioxide, and gaseous sulfur compounds; and (iii) liquid hydrocarbons such as distillate or condensate recovered or extracted from gas. This Lease expressly excludes coal, tar sands, oil shale and gilsonite, which must be separately leased from Lessor.

2. TERM OF LEASE; RELINQUISHMENT.

2.1 Primary Term. This Lease, unless terminated at an earlier date as hereinafter provided, is granted for a primary term of ten (10) years commencing on the Effective Date.

2.2 Extension Beyond Primary Term. Subject to Lessee's compliance with the other provisions of this Lease, this Lease shall remain in effect beyond the primary term for so long thereafter as: (i) Leased Substances are being produced in paying quantities from the Leased Premises or lands pooled or unitized therewith; or (ii) Lessee is engaged in diligent operations which in Lessor's sole discretion have been approved as being reasonably calculated to advance production of the Leased Substances from the Leased Premises or lands pooled or unitized therewith, and Lessee pays an annual minimum royalty of Three Dollars ($3.00) per acre or the fractional part thereof held by the lease. Minimum royalties which are due hereunder are payable to Lessor no later than the anniversary date of this Lease.

2.3 Diligent Operations. Upon and after expiration of the primary term, where Lessee holds the lease by approved diligent operations, Lessor may review and determine as of each anniversary of the Effective Date whether Lessee is engaged in diligent operations sufficient to maintain this Lease in effect. Lessee shall be considered to be engaged in diligent operations notwithstanding any temporary cessation of operations for a period of no more than ninety (90) consecutive days or a cumulative period of 180 days in one calendar year.

2.4 Paying Quantities. For purposes of this Lease "produced in paying quantities" shall mean the production of Leased Substances sufficient to yield royalties of at least Three Dollars ($3.00) per acre or fractional part thereof held by Lessee under this Lease during a lease year. In the event that the Lease is in production, but production royalties generated during the lease year do not total Three Dollars ($3.00) per acre or fractional part thereof during such lease year, Lessee may maintain this lease in force by tendering the difference in cash to Lessor on or before the end of the second month after the end of such lease year, or the lease will terminate by its own terms.

2.5 Shut-In Wells; Lease Extension. If Lessee has completed a natural gas well on the Leased Premises that is capable of producing natural gas in paying quantities, but is prevented from producing natural gas by market conditions or lack of a pipeline connection for disposition of the natural gas, Lessee shall be deemed to be engaged in diligent operations for the purposes of extending this Lease beyond the primary term, subject to payment of annual minimum royalties pursuant to paragraph 2.2 of this Lease. The determination of whether a shut-in well is capable of producing in paying quantities, or whether market conditions or lack of pipeline connections prevent production, shall be vested in Lessor in its sole discretion. Lessee shall pay minimum royalties for a properly shut-in natural gas well for so long as the Lease is in effect. Any natural gas well that remains shut-in for five (5) consecutive years beyond the end of the primary term of this Lease shall be plugged and abandoned in accordance with the applicable regulations of the Utah State Division of Oil Gas and Mining, and this lease shall terminate, unless Lessee requests a further extension at least 90 days prior to the end of such five (5) year period, and Lessor, in its sole discretion, elects to grant an extension.

2.6 Relinquishment. Lessee may relinquish all or portions of this Lease at any time by filing a written notice of relinquishment with Lessor, subject to Lessor's right to disapprove any relinquishment if Lessee has failed to pay all rentals, royalties, and other amounts due and owing to Lessor, if the Lease is otherwise not in good standing, or if any un-reclaimed surface disturbance or an abandoned and unplugged well exists on the Leased Premises. Lessee may not relinquish parcels smaller than a quarter-quarter section or surveyed lot. Relinquishment shall relieve Lessee of all future rental obligations as to the relinquished lands, but shall not relieve Lessee from any continuing obligations to the extent provided in Paragraph 10.2 of this Lease.

3. RENTAL PAYMENT. If on or before the first anniversary date hereof operations for the drilling of a well for oil or gas or other leased substances have not been commenced on the Leased Premises or lands pooled or unitized therewith, or if there is no production in paying quantities from the Leased Premises or lands pooled or unitized therewith, then subject to Paragraph 2 above, this lease shall terminate as to both parties unless Lessee on or before that date pays to the Lessor at its principal place of business, a minimum rental payment of FORTY Dollars ($40.00) or the sum of ONE Dollar and 50/100 ($1.50) per acre or fractional part thereof contained within the Leased Premises as rental during the first five years of this Lease, and TWO Dollars ($2.00) per acre or fractional part thereof for the remainder of the primary term of the lease, whichever is greater. Said rental payment shall support the privilege of deferring the commencement of operations for the drilling of a well for a period of 12 months from said anniversary date. In like manner and upon like payments, the commencement of operations for the drilling of a well may be further deferred for one or more twelve-month periods during the primary term of this lease.

4. ROYALTIES.

4.1 Production Royalty - Oil. Lessee shall pay Lessor a production royalty, free of all costs and expense, of twelve and one-half per cent (12½ %) of the gross proceeds received by Lessee for oil produced and saved from the Leased Premises. For all oil sold pursuant to an arm's length contract, value shall be determined on the basis of the gross proceeds received by Lessee from the sale or disposition of such oil. Gross proceeds shall include all bonuses, premiums, allowances or other consideration of any nature received by Lessee for oil produced or contracted from the Leased Premises. For any oil that is sold or disposed of other than by arm's length contract, including any oil sold or transferred by Lessee to itself or an affiliate, royalties shall be calculated on the basis of the highest market price, including any premium associated therewith, then prevailing on the dates the same is sold or disposed of, in the same field for production of similar grade and gravity (or if there is no such price then prevailing in the same field, then in the nearest field in which there is such a prevailing price).

4.2 Production Royalty - Gas. Lessee shall pay Lessor a production royalty, free of all costs and expense, of twelve and one-half per cent (12½%) of the gross proceeds received by Lessee for all gas (including condensate and constituent substances) produced from the Leased Premises, including residue gas and constituent substances at the tailgate of any plant through which gas produced from said lands may be processed, or gas used or sold off the Leased Premises. For all gas sold pursuant to an arm's-length contract, value shall be determined on the basis of the gross proceeds received by Lessee from the sale or disposition of such gas. Gross proceeds shall include all bonuses, premiums, allowances or other consideration of any nature received by Lessee for gas actually produced. For any gas that is sold or disposed of other than by arm's length contract, including any gas sold or transferred by Lessee to itself or an affiliate, royalties shall be calculated on the basis of the highest market price, including any premium associated therewith, then prevailing on the dates the same is sold or disposed of, in the same field for production of similar grade (or if there is no such price then prevailing in the same field, then in the nearest field in which there is such a prevailing price).

4.3 Production Royalty - Other Substances. Lessee shall pay Lessor a production royalty of six and one quarter percent (6¼%) of the market value of all other hydrocarbon substances produced or saved from the Leased Premises. The value of other hydrocarbon substances shall be based upon the gross proceeds received by Lessee at the point of sale by arm's-length contract, without deduction of extraction or processing costs. In the event that Lessee sells production to an affiliate, or otherwise sells or transfers such substances by non-arms-length contract, valuation shall be based upon reasonable fair market value of the substances, to be determined by the Lessor after consultation with Lessee. After Lessee has produced other hydrocarbons from the Leased Premises in paying quantities for ten years, Lessor may in its discretion escalate the royalty rate for such materials by one per cent (1%) per annum to a maximum of twelve and one-half percent (12½%). In the event that Lessee produces sulfur from the Leased Premises, Lessee shall pay Lessor a production royalty of twelve and one-half per cent (12½%) of the reasonable market value of such product produced from the Leased Premises.

4.4 Reference to Federal Regulations. It is the intent of Lessor and Lessee that the calculation of the value of oil and gas for royalty purposes under this Lease be consistent with federal regulations governing the valuation of federally owned oil and gas and associated hydrocarbons (including but not limited to federal law and regulations with respect to the Lessee's obligation to place oil and gas into marketable condition prior to royalty settlement), except where this Lease expressly provides otherwise. In no event shall the value of oil or gas used for calculation of royalties under this Lease be less than the value which would be obtained were federal royalty valuation regulations in existence at the time of production applied in the calculation of royalties and applicable deductions under this Lease.

4.5 Reporting and Payment. For all oil and substances other than gas produced and sold or transported from the Leased Premises during a particular month, Lessee shall pay royalties to Lessor on or before the end of the next month of production. For all gas and condensate produced and sold or transported from the Leased Premises during a particular month, Lessee shall pay royalties to Lessor on or before the end of the second month after the month of production. Royalty payments shall be accompanied by a verified statement, in a form approved by Lessor, stating the amount of Leased Substances sold or otherwise disposed of, the gross proceeds accruing to Lessee, the calculation of any deductions, and any other information reasonably required by Lessor to verify production and disposition of the Leased Substances.

4.6 Royalty-In-Kind. Lessor expressly reserves the right but not the obligation to take its royalty share of production of any or all of the Leased Substances in kind after not less than thirty (30) days written notice to Lessee. For gas, Lessee shall deliver Lessor' s royalty share of production, free of costs or deductions, into the pipeline or transmission system to which the wells of Lessee are connected. For oil, Lessee shall deliver Lessor's royalty share of production, free of costs or deductions, into Lessor's storage tanks. In the event that Lessor 's royalty oil must be delivered into Lessee's tanks, Lessee shall not be required to furnish storage for Lessor's royalty oil for more than thirty (30) days following the month of production.

4.7 Royalty Reduction. Lessor may, in its sole discretion, reduce the royalty rate payable under this Lease for any Leased Substances if Lessee demonstrates that it is otherwise uneconomic to operate the Leased Premises. As a condition of any such reduction, Lessor reserves the right to proportionately reduce all overriding royalty interests existing under this Lease.

4.8 Settlements. Lessor shall own and/or be paid a undivided twelve and one-half percent (12½%) of all gas contract settlements, take or pay settlements, awards, payments and/or benefits (Settlements) which arise out of, relate to or concern gas produced from or attributable to the Leased Premises. In no event shall the royalty provided for herein for royalty purposes ever bear, directly or indirectly, any deduction for gas contract, take or pay credit, amelioration, allocation, deduction, recoupment or makeup which is not a direct result of take or pay settlement and/or benefit in which Lessor has fully participated to the extent of its undivided twelve and one-half (12½%) royalty share. However, it is agreed that if there were actual costs and expenses paid by Lessee directly in connection with attaining such Settlements, Lessee may deduct Lessors twelve and one-half percent (12½%) proportionate share of such costs and expenses out of Lessor' s twelve and one-half percent (12½%) share of such Settlements.

5. RESERVATIONS TO LESSOR. Lessor hereby excepts and reserves from the operation of this Lease the following rights and privileges:

5.1 Rights-of-Way and Easements. Lessor reserves the right to establish rights-of-way and easements upon, through, and across the Leased Premises, under terms and conditions that will not unreasonably interfere with operations under this Lease, for roads, pipelines, electric transmission lines, transportation and utility corridors, and any other purposes deemed reasonably necessary by Lessor.

5.2 Other Mineral Leases; Multiple Mineral Development. Lessor reserves the right to enter into mineral leases and agreements with third parties covering minerals other than the Leased Substances, under terms and conditions that will not unreasonably interfere with operations under this Lease. Lessor further reserves the right to impose reasonable stipulations upon operations under this Lease to permit multiple mineral development of the Leased Premises.

5.3 Use and Disposal of Surface. To the extent that Lessor owns the surface estate of the Leased Premises and subject to the rights granted to the Lessee pursuant to this Lease in paragraph 7.1, Lessor reserves the right to use, lease, sell, or otherwise dispose of the surface estate or any part thereof. Lessor reserves the right to charge for, negotiate and coordinate with other surface owners, land management agencies or governmental agencies regarding mitigation or impact fees and shall coordinate the collection and expenditure of such fees, if any, that are imposed or collected. Notwithstanding any other provision of this Lease, Lessor reserves the right to permit third parties to undertake surface activities associated with seismic, geophysical, and geochemical exploration for oil and gas (such activities being considered by Lessor to be a surface use) without compensation or other obligation to Lessee so long as such activities do not unreasonably interfere with Lessee's operations.

5.4 Rights Not Expressly Granted. Lessor further reserves all rights and privileges of every kind and nature, except as specifically granted in this Lease.

6. LEASE OPERATIONS.

6.1 Applications for Permit to Drill. Lessee, no less than sixty (60) days prior to commencing surface disturbing activities on the lease, shall submit a plan of operations and reclamation and shall obtain the written consent of Lessor for surface disturbance of the Leased Premises. Plans of operation and reclamation shall comply with the rules of Lessor at *Utah Administrative Code* R850-21 et. seq. Prior to commencing any drilling operations on the Leased Premises, Lessee shall file and receive approval of an Application for Permit to Drill ("APD") with the Utah Division of Oil , Gas & Mining ("UDOGM"), or any successor regulatory agency. Lessee shall file a copy of the APD with Lessor at the time it files the original APD with UDOGM. Lessor may condition its consent to the approval of the APD by UDOGM upon Lessee's agreement to comply with reasonable measures for the prevention of waste, protection of mineral and surface resources, reclamation, and other measures deemed necessary by Lessor.

6.2 Compliance With Applicable Law. Lessee, shall comply with all applicable federal, state and local statutes, regulations, and ordinances, whether now in effect or enacted in the future, including without limitation the rules and regulations of UDOGM, statutes and regulations governing the management of school and institutional trust lands, applicable statutes and regulations relating to safety and health, and applicable statutes, regulations and ordinances relating to public health, pollution control, management of hazardous substances and environmental protection.

6.3 Prudent Operator. After discovery, and subject to the right of relinquishment provided by this Lease, Lessee shall exercise reasonable diligence in drilling, operating, producing and marketing oil and gas from the Leased Premises. Lessee shall conduct drilling and production operations as a prudent operator in accordance with standard industry methods and practices, having due regard for the prevention of waste of oil and gas, the protection of Lessor's interest with respect to the Leased Premises and the production of oil and gas therefrom; the preservation and conservation of the property and productive strata therein for future operations, the health and safety of workers and employees and such other practices that are recognized within the industry.

6.4 Unitization. Upon written consent by Lessor, Lessee may commit the Leased Premises to a unit, cooperative or other plan of development with other lands. With the consent of Lessee, Lessor may alter or change the drilling, production and royalty requirements and terms of this Lease to conform to any such plan.

6.5 Measurement. All production shall be accurately measured using standards approved by Lessor and in compliance with UDOGM rules set out at *Utah Administrative Code* R649-2-8. All measuring devices shall be tamper-proof.

6.6 Disposal Wells. No well on the Leased Premises shall be used as a disposal or injection well without the prior written consent of Lessor.

6.7 Offset Wells. Lessee agrees to protect the Leased Premises from drainage by offset wells located on adjoining lands not owned by Lessor by: (i) drilling to completion on the Leased Premises all wells that would be deemed necessary by a prudent operator to protect the Lessor from drainage by offset wells; or (ii) paying Lessor compensatory royalties in an amount sufficient to compensate Lessor for production royalties that would have accrued had such drainage not occurred; or (iii) provide sufficient documentation to Lessor, upon Lessor's request, which will allow Lessor to determine that drainage from offset wells is not occurring.

6.8 Completion of Operations; Reclamation. Upon completion of operations, Lessee shall plug all wellbores located on the Leased Premises in accordance with UDOGM rules and standard industry practice, and reclaim all surface disturbances as prescribed by Lessor and UDOGM. At a minimum, Lessee shall return any disturbed areas to their approximate original contour, fill all reserve pits, remove all equipment and debris, redistribute any stockpiled topsoil, and revegetate the site with grasses and/or native plants as specified by Lessor. Lessee 's right to remove casing shall be subject to the provisions of paragraph 9 of this Lease. All equipment and material not removed from the Leased Premises within ninety (90) days of completion of operations shall be deemed abandoned, and Lessor may remove or cause to be removed said equipment and material and sold to Lessor's account.

7. USE OF SURFACE ESTATE.

7.1 Lessor-Owned Surface. If Lessor owns the surface estate of all or some portion of the Leased Premises, by issuance of this Lease, Lessee has been granted the right to make use of such lands to the extent reasonably necessary and expedient for the economic operation of the leasehold. Such surface uses shall be exercised subject to the rights reserved to Lessor as provided in Paragraph 5, and without unreasonable interference with the rights of any prior or subsequent lessee of Lessor.

7.2 Split-Estate Lands. If Lessor does not own the surface estate of any portion of the Leased Premises, Lessee's access to and use of the surface of such lands shall be governed by §53C-2-409 Utah Code Ann. (1953) as amended, governing access by mineral owners to split estate lands, and reclamation and bonding requirements. Lessee shall provide evidence of its right to access the surface of split-estate lands prior to approval of any APD, unless this condition is waived by Lessor. Lessee shall indemnify, defend and hold Lessor harmless for all claims, causes of action, damages, costs and expenses (including attorney's fees and costs) arising out of or related to damage caused by Lessee's operations to surface lands or improvements owned by third parties.

8. BONDING. Before commencing operations on the Leased Premises, Lessee shall execute and post with UDOGM a surety bond or other financial guarantee in an amount and form as set forth in *Utah Administrative Code* R649-3-*1 et seq.* in order to guarantee Lessee's performance of all covenants and obligations under this Lease, including but not limited to, Lessee's obligations to plug any abandoned well(s) and reclaim the Leased Premises. A separate bond shall be posted with the Lessor as required by *Utah Administrative* Code R850-21-800 to assure compliance with the payment of royalties and all remaining terms of the Lease not covered by the bond

posted with UDOGM. Lessor may in its reasonable discretion require Lessee to furnish additional bonding for assuring compliance with the terms of this Lease upon thirty (30) days written notice.

9. WATER. In drilling any wells on the Leased Premises, Lessee shall note all water-bearing strata in the well log, and shall promptly give notice to Lessor. Such notice shall include an estimate of the flow and quality of said water. Lessor reserves the right to require that all or any part of the casing shall be left in any nonproductive well to maintain the well or wells for water production. Lessor shall pay Lessee the reasonable salvage value of casing required to be left in any well pursuant to this paragraph. If Lessee initiates any water right on the Leased Premises, such water right shall be filed in the name of Lessor, shall become an appurtenance to the Leased Premises, and shall become the sole property of Lessor on termination of this Lease. In drilling, operating and plugging any well on the Leased Premises, Lessee shall take reasonable precautions to prevent contamination of any water-bearing strata by migration of petroleum, brines or other substances from other strata.

10. DEFAULT.

10.1 Notice of Default; Termination. Upon Lessee's violation of or failure to comply with any of the terms, conditions or covenants set forth in this Lease, Lessor shall notify the then current Lessee of such default by registered or certified mail, return receipt requested, at the last address for Lessee set forth in Lessor's files. Lessee shall then have thirty (30) days, or such longer period as may be granted in writing by Lessor, to either cure the default or request a hearing pursuant to the Lessor's administrative adjudication rules. In the event Lessee fails to cure the default or request a hearing within the specified time period, Lessor may cancel this Lease without further notice to or appeal by Lessee. Failure to pay delay rentals or minimum royalties is not a breach of covenants but rather a failure of condition and shall cause the Lease to expire pursu ant to its own terms.

10.2 Effect of Termination. The termination of this Lease for any reason, whether through expiration, cancellation or relinquishment, shall not limit the rights of the State of Utah to recover any royalties and/or damages for which Lessee may be liable, to recover on any bond on file, or to seek injunctive relief to enjoin continuing violations of the Lease terms. No remedy or election under this Lease shall be deemed exclusive, but shall, whenever possible, be cumulative with all other remedies available under this Lease, at law, or in equity. Lessee shall surrender the Leased Premised upon termination; however, the obligations of Lessee with respect to plugging of abandoned wells, reclamation, indemnification and other continuing covenants imposed by this Lease shall survive the termination.

11. RIGHT OF ACCESS; RECORDS.

11.1 Production Reporting; Records. Lessee shall promptly report all production from the Leased Premises to UDOGM in accordance with UDOGM rules, and shall maintain all records pertaining to production, marketing, transportation and disposition of the Leased Substances; all contracts for transportation, processing, sale or other disposition of the Leased Substances; and all documents pertaining to the calculation of royalties, for a period of at least seven years after the date of production to which the documents pertain.

11.2 Inspection; Audit. Lessor's employees and authorized agents shall have the right to enter the Leased Premises to examine, inspect, survey and take measurements for the purposes of verifying production amounts and proper lease operations. Upon reasonable notice to Lessee, Lessor's employees and authorized agents shall further have the right to audit, examine and copy (at Lessor's expense) all documents described in paragraph 11.1, whether such documents are located on the Leased Premises or elsewhere. Lessee shall furnish all conveniences necessary for any inspections or audits; provided, however, that such inspections or audits shall be conducted in a manner that is in conformance with all applicable safety regulations and does not unreasonably interfere with Lessee's operations.

11.3 Geologic Information. Upon reasonable notice to Lessee, Lessor may inspect seismic and geophysical information, core samples, well logs, and proprietary geologic data and evaluations concerning the Leased

Premises. Any such documents and geologic data and evaluations may be declared confidential information by Lessee, in which event Lessor and its authorized agents shall maintain such documents and geologic data as protected records under the Utah Governmental Records Access Management Act or other applicable privacy statute, and shall not disclose the same to any third party without the written consent of Lessee, the order of a court of competent jurisdiction requiring such disclosure, or upon termination of this Lease.

12. ASSIGNMENT OR SUBLEASE; OVERRIDING ROYALTIES; OTHER AGREEMENTS .

12.1 Consent Required. Lessee shall not assign or sublease this Lease in whole or in part, or otherwise assign or convey any rights or privileges granted by this Lease, including, without limitation, assignments of record title interests or transfer of operating rights, but not overriding royalties or payments out of production, without the prior written consent of Lessor. Any assignment, sublease or other conveyance made without prior written consent of Lessor shall be void and have no legal effect unless and until approved in writing by Lessor. Exercise of any right with respect to the Leased Premises in violation of this provision shall constitute a default under this Lease.

12.2 Limitation on Overriding Royalties. Lessor reserves the right to disallow the creation of an overriding royalty or payment out of production that would have the effect of reducing the net revenue interest under this Lease by more than twenty percent (20%), including any production royalty set out in this Lease.

12.3 Limitation on Other Agreements. Lessee shall not enter into any agreement limiting, restricting, prorating, or otherwise affecting the natural production from the Leased Premises in any way or in any event without the prior written consent of Lessor.

13. MISCELLANEOUS PROVISIONS.

13.1 Previously Authorized Improvements. If authorized improvements have been placed upon the Leased Premises by a third party prior to the commencement of this Lease, Lessee shall allow the owner of such improvements to remove them within ninety (90) days after the Lease term commences.

13.2 No Warranty of Title. Lessor claims title to the mineral estate covered by this Lease. Lessor does not warrant title nor represent that no one will dispute the title asserted by Lessor. It is expressly agreed that Lessor shall not be liable to Lessee for any alleged deficiency in title to the mineral estate, nor shall Lessee become entitled to any refund for any rentals, bonuses, or royalties paid under this Lease in the event of title failure. If Lessor owns an interest less than the whole and undivided fee estate in the underlying Leased Substances, the royalties provided herein shall be paid to Lessor in the proportion which Lessor's interest bears to the whole and undivided fee estate.

13.3 Notices. All notices herein provided to be given or which may be given by either party to the other, except as otherwise provided by law, shall be deemed to have been fully given when made in writing and deposited in the United States mail, postage prepaid, and addressed to the last known address of the parties. Less ee's address set forth above shall be conclusively deemed to be correct unless Lessor has received written notice of change of address from Lessee.

13.4 Indemnity. Lessee shall indemnify and hold Lessor harmless for, from and against each and every claim, demand, liability, loss, cost, damage and expense, including, without limitation, attorneys' fees and court costs, arising in any way out of Lessee's occupation and use of the Leased Premises, including without limitation claims for death, personal injury, property damage, environmental damage or remediation, and unpaid wages and benefits. Lessee further agrees to indemnify and hold Lessor harmless for, from and against all claims, demands, liabilities, damages and penalties arising out of any failure of Lessee to comply with any of Lessee's obligations under this Lease, including without limitation attorneys' fees and court costs.

13.5 Interest. Interest shall accrue and be payable on all obligations arising under this Lease at such rate as may be set from time to time by rule enacted by Lessor. Interest shall accrue and be payable, without necessity of demand, from the date each such obligation shall arise. The accrual and payment of interest does not constitute a waiver or satisfaction of any penalty that may apply under the Lessor' s Rules.

13.6 Governing Law: Consent to Suit; Jurisdiction. This Lease shall be governed by the laws of the State of Utah. Lessor and Lessee agree that all disputes arising out of this Lease shall be litigated only in the Third Judicial District Court for Salt Lake County, Utah. Lessee shall not bring any action against Lessor without exhaustion of available administrative remedies and compliance with applicable requirements of the Utah Governmental Immunity Act. Service of process in any such action is hereby agreed to be sufficient if sent by certified mail to Lessee at the last known address appearing in Lessor's records.

13.7 No Waiver. No waiver of the breach of any provision of this Lease shall be construed as a waiver of any preceding or succeeding breach of the same or any other provision of this Lease, nor shall the acceptance of rentals or royalties by Lessor during any period of time in which Lessee is in default be deemed to be a waiver of such breach.

13.8 Severability. The invalidity of any provision of this Lease, as determined by a court of competent jurisdiction, shall in no way affect the validity of any other provision hereof.

13.9 Special Stipulations . The special stipulations, if any, set forth in Exhibit "A" to this Lease are hereby incorporated into and made an integral part of this Lease.

13.10 Entire Lease. This Lease, together with any attached stipulations, sets forth the entire agreement between Lessor and Lessee with respect to the subject matter of this Lease. No subsequent alteration or amendment to this Lease shall be binding upon Lessor and Lessee unless in writing and signed by both parties.

13.11 Binding Effect. This Lease shall be binding upon, and shall inure to the benefit of the parties to it and their respective legal representative, successors, and assigns.

13.12 Certification. Lessee certifies that by signing this Lease, it is qualified to do business in the State of Utah and is not in default under the laws of the state of Utah relative to qualification to do business within the state or not in default of any previous obligation with the Lessor.

IN WITNESS WHEREOF, the parties have hereunto subscribed their names the day and year first above written.

THE STATE OF UTAH, acting by and through the SCHOOL AND INSTITUTIONAL TRUST LANDS ADMINISTRATION ("LESSOR")

KEVIN S. CARTER, DIRECTOR

BY LaVonne J. Garrison
LAVONNE J. GARRISON
ASSISTANT DIRECTOR/OIL & GAS

APPROVED AS TO FORM
MARK L. SHURTLEFF
ATTORNEY GENERAL

By ____________________
Special Assistant Attorney

Form Approved: March 31, 2005

Tensor Corporation

BY R. Steven Chambers president
LESSEE

STATE OF UTAH)
:
COUNTY OF SALT LAKE)

On the 17th day of May, 20 06 personally appeared before me LAVONNE J. GARRISON, who being by me duly sworn did say that s he is the Assistant Director for Oil and Gas of the School and Institutional Trust Lands Administration, and the signer of the above instrument, who duly acknowledged that she executed the same.

Given under my hand and seal this 17th day of May, 20 06.

My commission expires: Becky Pritchett
Notary Public


BECKY PRITCHETT
NOTARY PUBLIC • STATE of UTAH
675 EAST 500 SOUTH, SUITE 500
SALT LAKE CITY, UT 84102
COMM. EXP 9-04-06

STATE OF)
:
COUNTY OF)

On the ______ day of ______________, 20___, personally appeared before me ______________________________, signer(s) of the above instrument who duly acknowledged to me that (he) (she) (they) executed the same.

Given under my hand and seal this ______ day of ________________, 20___.

My commission expires: ______________________
Notary Public

STATE OF Utah)
:
COUNTY OF Salt Lake)

On the 12th day of May, 20 06, personally appeared before me R. Steven Chambers, who being duly sworn did say that (he) (she) (they) is an officer(s) of Tensor Corporation and that said instrument was signed in behalf of said corporation by resolution of its Board of Directors, and said R. Steven Chambers acknowledged to me that said corporation executed the same.

Given under my hand and seal this 12th day of May, 20 06.

My commission expires: Aug 1. 09 Elaine O'Connell
Notary Public


NOTARY PUBLIC
ELAINE O'CONNELL
10 East South Temple #500
Salt Lake City, UT 84133
My Commission Expires
August 1, 2009
STATE OF UTAH

RECEIVED
MAY 15 2006
TRUST LANDS ADMINISTRATION

(6/22/05)

Director's Agenda Date: 5-5-06

MINERAL LEASE NO. ML 50376

GRANT: SCH

METALLIFEROUS MINERALS LEASE FORM

THIS MINING LEASE AND AGREEMENT (the "Lease") is entered into and is effective as of JUNE 1, 2006, by and between the STATE OF UTAH, acting by and through the SCHOOL AND INSTITUTIONAL TRUST LANDS ADMINISTRATION, 675 East 500 South, Suite 500, Salt Lake City, Utah 84102 ("Lessor"), and

TENSOR CORPORATION
P.O. BOX 11315
SALT LAKE CITY, UT 84147

having a business address as shown above ("Lessee").

WITNESSETH:

That the State of Utah, as Lessor, in consideration of the rentals, royalties, and other financial consideration paid or required to be paid by Lessee, and the covenants of Lessee set forth below, does hereby GRANT AND LEASE to Lessee the exclusive right and privilege to explore for, drill for, mine, remove, transport, convey, cross-haul, commingle, and sell the leased substances covered by this lease and located within the boundaries of the following-described tract of land (the "Leased Premises") located in EMERY County, State of Utah:

T19S, R14E, SLB&M.
SEC. 36: ALL

Containing 640.00 acres, more or less.

Together with the right and privilege to make use of the surface and subsurface of the Leased Premises for uses reasonably incident to the mining of leased substances by Lessee on the Leased Premises or on other lands under the control of Lessee or mined in connection with operations on the Leased Premises, including, but not limited to, conveying, storing, loading, hauling and otherwise transporting leased substances; excavating; removing, stockpiling, depositing and redepositing of surface materials; developing and utilizing mine portals and adjacent areas for access, staging and other purposes incident to mining; and the subsidence, mitigation, restoration and reclamation of the surface.

This Mining Lease and Agreement is subject to, and Lessee hereby agrees to and accepts, the following covenants, terms, and conditions:

1. LEASED SUBSTANCES.

1.1 Metalliferous Minerals, as Classified and defined in Utah Administrative Code R850-25-100(1)(a) (collectively "leased substances"). This mineral lease grants Lessee the right, subject to the terms and conditions set forth herein, to extract the leased substances. In the event that minerals or materials other than the leased substances are discovered during lease operations, Lessee shall promptly notify the Lessor and shall not further disturb or remove the other minerals or materials without Lessor's written permission. Upon notifying Lessor of such discovery the Lessee shall have preference in making application to the Lessor for a lease or permit covering the unleased minerals or materials that are discovered.

1.2 Ore From Adjacent Lands; Transport Fee, Process Fee. Lessee may use mine workings, portals and ore processing facilities located on the Subject Property to transport or process ore extracted from non-state lands adjacent to or nearby the Subject Property. As a condition of Lessor's consent to such use of the Subject Property, Lessee shall pay Lessor a fee per ton of ore attributable to non-state lands that is removed from portals located on the Subject Property and transported offsite or processed on site. Lessee shall also pay Lessor a fee per ton of any other ore that is mined from non-state lands and is transported to the Subject Property for processing at a facility located upon the Subject Property. Said transport or process fee per ton shall be paid at One-half the leased substances royalty rate as contained in Paragraph 6 of this lease. Lessee shall maintain separate stockpiles of ore removed from the Subject Property and ores attributable to non-state lands, and shall not commingle such ores. For purposes of this paragraph, weight of ores shall be the "dry weight," determined by taking moisture content measurements, and deducting the average moisture from the ore weight, measure at the point of receipt at the mill or other processing facility. For all ore subject to the transport or process fee that is transported for milling or processing during a particular month, Lessee shall pay transport or process fees to Lessor on or before the end of the next succeeding month. Transport or process fees shall be accounted for separately on the monthly royalty settlement sheet required to be submitted by Lessee pursuant to paragraph 6.4, Royalty Payment.

1.3 No Warranty of Title. Lessor claims title to the mineral estate covered by this Lease. Lessor does not warrant title nor represent that no one will dispute the title asserted by Lessor. It is expressly agreed that Lessor shall not be liable to Lessee for any alleged deficiency in title to the mineral estate, nor shall Lessee become entitled to any refund for any rentals, bonuses, or royalties paid under this Lease in the event of title failure.

2. RESERVATIONS TO LESSOR. Subject to the exclusive rights and privileges granted to Lessee under this Lease, and further provided that Lessor shall refrain from taking actions with respect to the Leased Premises that may unreasonably interfere with Lessee's operations, Lessor hereby excepts and reserves from the operation of this Lease the following rights and privileges (to the extent that Lessor has the right to grant such rights and privileges):

2.1 Rights-of-Way and Easements. Lessor reserves the right, following consultation with the Lessee, to establish rights-of-way and easements upon, through or over the Leased Premises, under terms and conditions that will not unreasonably interfere with operations under this Lease, for roads, pipelines, electric transmission lines, transportation and utility corridors, mineral access, and any other purpose deemed reasonably necessary by Lessor.

2.2 Other Mineral Leases. Lessor reserves the right to enter into mineral leases and agreements with third parties covering minerals other than the leased substances, under terms and conditions that will not unreasonably interfere with operations under this Lease in accordance with Lessor's regulations, if any, governing multiple mineral development.

2.3 Use and Disposal of Surface. To the extent that Lessor owns the surface estate of the Leased Premises and subject to the rights granted to the Lessee pursuant to this Lease, Lessor reserves the right to use, lease, sell, or otherwise dispose of the surface estate or any part thereof, provided that any such actions will not unreasonably interfere with operations under this Lease. Lessor shall notify Lessee of any such sale, lease, or other disposition of the surface estate.

2.4 Rights Not Expressly Granted. Lessor further reserves all rights and privileges of every kind and nature, except as specifically granted in this Lease, provided that any actions under such reservations will not unreasonably interfere with operations under this Lease.

3. TERM OF LEASE; MINIMUM ROYALTIES; READJUSTMENT.

3.1 Primary Term. This Lease is granted for a "primary term" of ten (10) years from the date hereinabove first written.

3.2 Extension Beyond Primary Term By Production. Subject to Lessee's compliance with the other provisions of this Lease, this Lease shall remain in effect beyond the primary term so long as leased substances are being produced in paying quantities, as defined herein, from the Leased Premises, or from lands constituting a mining unit as approved by Lessor in its reasonable discretion. For purposes of this lease, production of leased substances in paying quantities shall mean the mining and sale of the leased substances during the lease-year in an amount sufficient to cover all operating expenses accruing to the lessee pursuant to the leasehold for that lease year, including the payment of all taxes and the payment of rentals and royalties accruing to the Lessor.

3.3 Extension Beyond Primary Term By Diligent Development, Financial Investment and Minimum Royalty. In the absence of actual production in paying quantities as set forth in paragraph 3.2, Extension Beyond Primary Term, this Lease shall remain in effect beyond the primary term only if the Lessee is engaged in diligent operations, exploration or development activity, as well as making a substantial financial investment, which in Lessor's sole discretion is calculated to advance development or production of leased substances from the Leased Premises or lands constituting a mining unit as approved by the Director which includes the Leased Premises, and Lessee pays the annual minimum royalty set forth in Paragraph 3.4, Minimum Royalty, in advance, on or before the anniversary date of the date first written hereinabove.

3.4 Minimum Royalty. Commencing with the 11th year of this lease Lessee shall pay Lessor an annual minimum royalty, in advance, on or before the Effective Date and each anniversary thereof. The advance annual minimum royalty shall be in the amount of $ 1,920.00 . Lessee may credit each lease-year's minimum royalty payment against actual production royalties accruing during that lease year, but such credit shall not carry over beyond the lease year in which the advance royalty was paid. Minimum royalties may not be credited against the annual rentals or bonus bids.

3.5 Expiration; Cessation of Production. This Lease may not be extended pursuant to paragraph 3.3, Diligent Operations, beyond the end of the twentieth year after the Effective Date except by the actual production of leased substances in commercial quantities from the Leased Premises or from lands constituting an approved mining unit which includes the Leased Premises, or except by suspension of the Lease pursuant to Article 16.3, unless otherwise specifically approved in writing by the Director of the Trust Lands Administration in the interest of the trust beneficiaries. After expiration of the primary term, this Lease will expire of its own terms, without the necessity of any notice or action by Lessor, if: (a) Lessee fails to produce leased substances in accordance with Article 3.2; (b) Lessee ceases to engage in exploration, development, or operations or fails to pay annual advance minimum royalties in accordance with Article 3.3; or, (c) the Director fails to make a written determination that it is in the interest of the trust beneficiaries to extend this lease.

3.6 Readjustment. At the end of the primary term and at the end of each period of ten (10) years thereafter ("Readjustment Period"), Lessor may exercise its option to readjust the terms and conditions of this Lease (including, without limitation: rental rates, minimum royalties, royalty rates, valuation methods, and provisions concerning reclamation). Notice of intent to exercise the right to readjust is timely given by Lessor if mailed prior to the end of the Readjustment Period to the last address set forth for Lessee in Lessor's files. Lessor shall have up to one year after exercising its option to readjust to review and communicate in writing the final readjusted terms of the lease. If within thirty (30) days after submission of the readjusted lease terms to the Lessee, the Lessee determines that any or all of the proposed readjusted terms and conditions are unreasonable, then Lessee shall so notify Lessor in writing and the parties, acting reasonably, shall attempt to resolve the objectionable term or condition. If the parties are unable, acting reasonably, to resolve the matter and agree upon the readjusted terms and conditions as submitted by Lessor at the end of the Readjustment Period, Lessee shall forfeit any right to the continued extension of this lease, and the lease shall automatically terminate, provided that nothing herein shall be deemed to preclude Lessee from appealing any readjustment by Lessor pursuant to applicable law.

4. BONUS BID. Lessee agrees to pay Lessor an initial bonus bid in the sum of $64.00 dollars as partial consideration for Lessor's issuance of this Lease, payable in cash prior to execution of this lease. The initial bonus bid may not be credited against annual rentals, annual minimum royalties or production royalties accruing pursuant to this lease.

5. RENTALS/MINIMUM RENTALS. Lessee agrees to pay Lessor an annual rental of $1.00 for each acre and fractional part thereof within the Leased Premises; provided however, the minimum annual rental required by this lease shall be $500.00 irrespective of acreage. Lessee shall promptly pay annual rentals each year in advance on or before the anniversary date of the Effective Date. The rental payment for a mineral lease year may be credited against production royalties only as they accrue for that lease year. The Lessee may not credit rentals paid for one lease year against production royalties accruing to another lease year. Rental payments may not be credited against minimum royalties or bonus bids accruing to any lease year.

6. ROYALTIES.

6.1 Production Royalties. Lessee shall pay Lessor a production royalty on the basis of 8% of the Gross Value, for fissionable metalliferous minerals and 4% of the gross value for non-fissionable metalliferous minerals f.o.b. the mine, of the leased substances sold under an arm's length transaction, bona fide contract of sale. For purposes of this lease the Gross Value of the leased substances shall mean the actual compensation received by the Lessee, or any affiliated entity, on the basis of U.S. Dollars, including all payments, bonuses and allowances, received plus the value of all services, payments in kind and all other compensation whether monetary or non-monetary, received by the Lessee from the buyer or from other parties for the sale or disposal of the leased substances.

6.2 Non-Arms Length Transactions. In the event that Lessee uses, sells or otherwise disposes of leased substances without a non-arm's-length contract or bill of sale, Lessee shall promptly notify Lessor of such use, sale or disposal. The Director may then determine and assign the Gross Value to the leased substances for royalty purposes after taking into account spot market prices, the value of similar or like leased substances reported by other trust lands lessees, the value of like mineral commodities as reported by the United States Geological Survey, and other pertinent economic data regarding the fair market value of the leased substances, f.o.b. the mine.

6.3 No Deductions. It is expressly understood and agreed that none of Lessee's mining, production or processing costs, including but not limited to costs for materials, labor, overhead, distribution, transportation f.o.b. mine, loading, crushing, processing, or general and administrative activities, may be deducted in computing Lessor's royalty. All such costs shall be entirely borne by Lessee and are anticipated by the rate of royalty set forth in this Lease.

6.4 Royalty Payment. For all leased substances that are sold or transported from the leased lands during a particular month, Lessee shall pay royalties to Lessor on or before the end of the next succeeding month. Royalty payments shall be accompanied by a verified statement, in a form approved by Lessor, stating the amount of leased substances sold or transported, the gross proceeds accruing to Lessee, and any other information reasonably required by Lessor to verify production and disposition of the leased substances or leased substances products. Delinquent royalties may be subject to late fees and penalties in accordance with Lessor's Rules.

6.5 Suspension, Waiver or Reduction of Rents or Royalties. Lessor, to the extent not prohibited by applicable law, is authorized to waive, suspend, or reduce the rental or minimum royalty, or reduce the royalty applicable with respect to the entire Lease, whenever in Lessor's sole judgment it is necessary to do so in order to promote development, or whenever in the Lessor's sole judgment the Lease cannot be successfully operated under the terms provided herein and continued operations are in the trust land beneficiaries best interest.

7. RECORDKEEPING; INSPECTION; AUDITS.

7.1 Registered Agent; Records. Lessee shall maintain a registered agent within the State of Utah to whom any and all notices may be sent by Lessor and upon whom process may be served. Lessee shall also maintain an office within the State of Utah containing originals or copies of all maps, engineering data, permitting materials, books, records or contracts (whether such documents are in paper or electronic form) generated by Lessee that pertain in any way to leased substances production, output and valuation; mine operations; assays; processing returns; leased substances sales and dispositions; and calculation of royalties from the Leased Premises. Lessee shall maintain such documents for at least seven years after the date of the leased substances production to which the documents pertain.

7.2 Inspection. Lessor's employees and authorized agents at Lessor's sole risk and expense shall have the right to enter the Leased Premises to check scales as to their accuracy, and to go on any part of the Leased Premises to examine, inspect, survey and take measurements for the purposes of verifying production amounts and proper lease operations. Upon reasonable notice to Lessee, Lessor's employees and authorized agents shall further have the right to audit, examine and copy (at Lessor's expense) all documents described in paragraph 7.1, Registered Agent; Records, whether such documents are located at the mine site or elsewhere. Lessee shall furnish all conveniences necessary for said inspection, survey, or examination; provided, however, that such inspections shall be conducted in a manner that is in conformance with all applicable mine safety regulations and does not unreasonably interfere with Lessee's operations.

7.3 Geologic Information. In the event Lessee conducts core-drilling operations or other geologic evaluation of the Leased Premises, Lessor may inspect core samples, evaluations thereof, and proprietary geologic information concerning the Leased Premises. Upon request by Lessor, Lessee shall timely provide Lessor with a true and correct copy of all such evaluations, geological reports, drilling logs, assays and interpretive maps of the leased substances within the leased lands.

7.4 Confidentiality. Any and all documents and geologic data obtained by Lessor through the exercise of its rights as set forth in paragraphs 7.2, Inspection., and 7.3, Geologic Information., may be declared confidential information by Lessee, in which event Lessor and its authorized agents shall maintain such documents and geologic data as protected records under the Utah Governmental Records Access Management Act or other applicable privacy statute, and shall not disclose the same to any third party without the written consent of Lessee, or as required under the order of a court of competent jurisdiction requiring such disclosure, provided that Lessor's obligations of confidentiality to Lessee shall cease upon termination of this Lease.

8. USE OF SURFACE ESTATE.

8.1 Lessor-Owned Surface. If Lessor owns the surface estate of all or some portion of the Leased Premises, at the time of the execution of this Lease, by issuance of this Lease the Lessee has been granted the right to make use of such lands to the extent reasonably necessary and expedient for the economic operation of the leasehold. Lessee's right to surface use of Lessor-owned surface estate shall include the right to subside the surface. Such surface uses shall be exercised subject to the rights reserved to Lessor as provided in paragraph 2, RESERVATIONS TO LESSOR, and without unreasonable interference with the rights of any prior or subsequent lessee of Lessor.

8.2 Split-Estate Lands. If Lessor does not own the surface estate of any portion of the Leased Premises, Lessee's access to and use of the surface of such lands shall be determined by applicable law governing mineral development on split-estate lands, including without limitation applicable statutes governing access by mineral owners to split estate lands, and reclamation and bonding requirements. Lessee shall indemnify, defend and hold Lessor harmless for all claims, causes of action, damages, costs and expenses (including attorney's fees and costs) arising out of or related to damage caused by Lessee's operations to surface lands or improvements owned by third parties.

9. APPLICABLE LAWS AND REGULATIONS; HAZARDOUS SUBSTANCES

9.1 Trust Lands Statute and Regulations. This Lease is issued pursuant to, and is subject to, the provisions of Title 53C, Utah Code Annotated, 1953, as amended. Further, Lessee and this lease are subject to and shall comply with all current and future rules and regulations adopted by the School and Institutional Trust Lands Administration and its successor agencies.

9.2 Other Applicable Laws and Regulations. Lessee shall comply with all applicable federal, state and local statutes, regulations, and ordinances, including without limitation the Utah Mined Land Reclamation Act, applicable statutes and regulations relating to mine safety and health, and applicable statutes, regulations and ordinances relating to public health, pollution control, management of hazardous substances and environmental protection.

9.3 Hazardous Substances. Lessee [or other occupant pursuant to any agreement authorizing mining] shall not keep on or about the premises any hazardous substances, as defined under 42 U.S.C. § 9601(14) or any other Federal environmental law, any regulated substance contained in or released from any underground storage tank, as defined by the Resource Conservation and Recovery Act, 42 U.S.C. § 6991, *et seq,* or any substances defined and regulated as "hazardous" by applicable State law, (hereinafter, for the purposes of this Lease, collectively referred to as "Hazardous Substances") unless such substances are reasonably necessary in Lessee's mining operations, and the use of such substances or tanks is noted and approved in the Lessee's mining plan, and unless Lessee fully complies with all Federal, State and local laws, regulations, statutes, and ordinances, now in existence or as subsequently enacted or amended, governing Hazardous Substances. Lessee shall immediately notify Lessor, the surface management agency, and any other Federal, State and local agency with jurisdiction over the Leased Premises, of contamination thereon, of (i) all reportable spills or releases of any Hazardous Substance affecting the Leased Premises, (ii) all failures to comply with any applicable Federal, state or local law, regulation or ordinance governing Hazardous Substances, as now enacted or as subsequently enacted or amended, (iii) all inspections of the Leased Premises by, or any correspondence, order, citations, or notifications from any regulatory entity concerning Hazardous Substances affecting the Leased Premises, (iv) all regulatory orders or fines or all response or interim cleanup actions taken by or proposed to be taken by any government entity or private Party concerning the Leased Premises.

9.4 Hazardous Substances Indemnity. Lessee [or other occupant pursuant to any agreement authorizing mining] shall indemnify, defend, and hold harmless Lessor, employees, officers, and agents with respect to any and all damages, costs, liabilities, fees (including reasonable attorneys' fees and costs), penalties (civil and criminal), and cleanup costs arising out of or in any way related to Lessee's use, disposal, transportation, generation, sale or location upon or affecting the Leased Premises of Hazardous Substances, as defined in paragraph 9.3 of this Lease. This indemnity shall extend to the actions of Lessee's employees, agents assigns, sublessees, contractors, subcontractors, licensees and invitees. Lessee shall further indemnify, defend and hold harmless Lessor from any and all damages, costs, liabilities, fees (including reasonable attorneys' fees and costs), penalties (civil and criminal), and cleanup costs arising out of or in any way related to any breach of the provisions of this Lease concerning Hazardous Substances. This indemnity is in addition to, and in no way limits, the general indemnity contained in paragraph 16.1 of this Lease.

9.5 Waste Certification. The Lessee shall provide upon abandonment, transfer of operation, assignment of rights, sealing-off of a mined area, and prior to lease relinquishment, certification to the Lessor that, based upon a complete search of all the operator's records for the Lease, and upon its knowledge of past operations, there have been no reportable quantities of hazardous substances as defined in 40 Code of Federal Regulations §302.4, or used oil as defined in Utah Administrative Code R315-15, discharged (as defined at 33 U.S.C. §1321(a)(2)), deposited or released within the Leased Premises, either on the surface or underground, and that all remedial actions necessary have been taken to protect human health and the environment with respect to such substances. Lessee shall additionally provide to Lessor a complete list of all hazardous substances, hazardous materials, and their respective Chemical Abstracts Service Registry Numbers, used or stored on, or delivered to, the Leased Premises. Such disclosure will be in addition to any other disclosure required by law or agreement.

10. BONDING.

10.1 Lease Bond May Be Required. At the time this Lease is executed, Lessor may require Lessee to execute and file with the Lessor a good and sufficient bond or other financial guarantee acceptable to Lessor in order to: (a) guarantee Lessee's performance of all covenants and obligations under this Lease, including Lessee's obligation to pay royalties; and (b) ensure compensation for damage, if any, to the surface estate and any surface improvements.

10.2 Reclamation Bonding. The bond required by and filed with the Utah Division of Oil, Gas and Mining ("UDOGM") in connection with the issuance of a mine permit which includes the Leased Premises may be accepted by the Director to satisfy Lessor's bonding requirements with respect to Lessee's reclamation obligations under this Lease; provided, however, upon notice to Lessee, the Lessor may, in its reasonable discretion, determine that the bond filed with UDOGM is insufficient to protect Lessor's interests. In such an event the Director shall enter written findings as to the basis for calculation of the perceived insufficiency and enter an order establishing the amount of additional bonding required. Lessee shall file any required additional bond with Lessor within thirty (30) days after demand by Lessor. Lessor may increase or decrease the amount of any additional bond from time to time in accordance with the same procedure.

11. WATER RIGHTS.

11.1 Water Rights in Name of Lessor. If Lessee files to appropriate water for use in association with this lease or operations upon the Leased Premises, the filing for such water right shall be made by Lessee in the name of Lessor at no cost to Lessor, and such water right shall become an appurtenance to the Leased Premises, subject to Lessee's right to use such water right at no cost during the term of this Lease.

11.2 Option to Purchase. If Lessee purchases or acquires an existing water right for use in association with this lease or operations upon the Leased Premises, Lessor shall have the option to acquire that portion of such water right as was used on the Leased Premises upon expiration or termination of this Lease. The option price for such water right shall be the fair market value of the water right as of the date of expiration or termination of this Lease. Upon expiration or termination of this Lease, Lessee shall notify Lessor in writing of all water rights purchased or acquired by Lessee for leased substances mining operations on the Leased Premises and its estimate of the fair market value of such water right. Lessor shall then have forty-five (45) days to exercise its option to acquire the water by payment to Lessee of the estimated fair market value. If Lessor disagrees with Lessee's estimate of fair market value, Lessor shall notify Lessee of its disagreement within the 45 day option exercise period. The fair market value of the water right shall then be appraised by a single appraiser mutually acceptable to both parties, which appraisal shall be final and not subject to review or appeal. If the parties cannot agree upon the choice of an appraiser, the fair market value of the water right shall be determined by a court of competent jurisdiction. Conveyance of any water right pursuant to this paragraph shall be by quit claim deed.

12. ASSIGNMENT OR SUBLEASE; OVERRIDING ROYALTIES.

12.1 Consent Required. Lessee shall not assign or sublease this Lease in whole or in part, or otherwise assign or convey any rights or privileges granted by this Lease, including, without limitation, creation of overriding royalties or production payments, without the prior written consent of Lessor, which shall not be unreasonably withheld. Lessee agrees that Lessor, in determining whether to consent to any proposed assignment, may reasonably consider the proposed assignee's financial capacity, ability to market and process leased substances, and may refuse to consent to such assignment if, in the Lessor's reasonable opinion, the proposed assignee lacks the necessary financial or technical capacity to mine, market and/or process leased substances in a manner comparable to Lessee. Any assignment, sublease or other conveyance made without prior written consent of Lessor shall have no legal effect unless and until approved in writing by Lessor. Exercise of any right with respect to the Leased Premises in violation of this provision shall constitute a default under this Lease.

12.2 Binding Effect. All of the terms and provisions of this Lease shall be binding upon and shall inure to the benefit of their respective successors, assigns, and sublessees.

12.3 Limitation on Overriding Royalties. Lessor reserves the right to disapprove the creation of an overriding royalty or production payment that would, in Lessor's reasonable discretion, constitute an unreasonable economic burden upon operation of the Lease. In exercising its discretion to disapprove the creation of an overriding royalty, Lessor shall consult with Lessee and any third parties involved and shall prepare findings to evidence the basis of its decision. Any transfer in interest which would create a cumulative overriding royalty burden in excess of 20% shall not be approved.

13. OPERATIONS.

13.1 Permitting. Before Lessee commences exploration, drilling, or mining operations on the Leased Premises, it shall have obtained such permits and posted such bonds as may be required under applicable provisions of the Utah Mined Land Reclamation Act and associated regulations. Lessee shall maintain any required permits in place for the duration of mining operations and reclamation. Upon request, Lessee shall provide Lessor with a copy of all regulatory filings relating to permitting matters.

13.2 Plan of Operations. Prior to the commencement of any exploration, drilling, or mining operations on the Leased Premises, Lessee shall obtain Lessor's approval of a plan of operations for the Leased Premises. Lessor may modify the proposed plan of operations as is needed to insure that there is no waste of economically recoverable mineral reserves contained on the Leased Premises. In this context "waste" shall mean the inefficient utilization of, or the excessive or improper loss of an otherwise economically recoverable mineral resource. Lessor shall notify Lessee in writing of its approval or modifications of the plan of operations. The plan of operations submitted by Lessee shall be deemed approved by Lessor if Lessor has not otherwise notified Lessee within sixty (60) days of filing.

13.3 Plan of Operations - Modification. In the event that material changes are required to the plan of operations during the course of mining, Lessee shall submit a modification of the plan of operations to the Lessor. Routine adjustments to the plan of operations based upon geologic circumstances encountered during day-to-day mining operations do not require the submission of a modification. If the proposed changes require emergency action by Lessor, then the Lessee shall so notify the Lessor at the time of submission of the modification and the parties shall use their best efforts to meet the Lessee's time schedule regarding implementation of the changes. Non-emergency modifications will be reviewed promptly by Lessor to insure that there is no waste of economically recoverable mineral reserves pursuant to the plan of operations, as modified, and Lessor shall notify lessee in writing of its approval or modification of the proposed modification. Modifications shall be deemed approved by Lessor if Lessor has not otherwise notified Lessee within thirty (30) days of filing.

13.4 Mine Maps. Lessee shall maintain at the mine office clear, accurate, and detailed maps of all actual and planned operations. Such maps shall be certified by an engineer or geologist who is professionally licensed by the State of Utah or by a state having a reciprocal licensing agreement with the State of Utah. Lessee shall provide copies of such maps to Lessor upon request.

13.5 Good Mining Practices. Lessee shall conduct exploration and mining operations on the Leased Premises in accordance with standard industry operating practices, and shall avoid waste of economically recoverable leased substances. Lessee shall comply with all regulations and directives of the Mine Safety and Health Administration or successor agencies for the health and safety of employees and workers. Leased substances shall be mined from this Lease by underground methods only.

13.6 Mining Units. Lessor may approve the inclusion of the Leased Premises in a mining unit with federal, private or other non-state lands upon terms and conditions that it deems necessary to protect the interests of the Lessor, including without limitation segregation of production, accounting for commingled leased substances production, and minimum production requirements or minimum royalties for the Leased Premises.

14. EQUIPMENT; RESTORATION.

14.1 Equipment. Upon termination of this Lease, Lessee shall remove, and shall have the right to remove, all improvements, equipment, stockpiles, and dumps from the Leased Premises within six (6) months; provided, however, that Lessor may, at Lessor's sole risk and expense, and subject to Lessee's compliance with requirements imposed by UDOGM and MSHA, require Lessee to retain in place underground timbering supports, shaft linings, rails, and other installations reasonably necessary for future mining of the Leased Premises. All improvements and equipment remaining on the Leased Premises after six (6) months may be deemed forfeited to Lessor upon written notice of such forfeiture to Lessee. Lessee may abandon underground improvements, equipment of any type, stockpiles and dumps in place if such abandonment is in compliance with applicable law, and further provided that Lessee provides Lessor with financial or other assurances sufficient in Lessor's reasonable discretion to protect Lessor from future environmental liability with respect to such abandonment or any associated hazardous waste spills or releases. Lessee shall identify and locate on the mine map the location of all equipment abandoned on the Lease Premises.

14.2 Restoration and Reclamation. Upon termination of this Lease, Lessee shall reclaim the Leased Premises in accordance with the requirements of applicable law, including mine permits and reclamation plans on file with UDOGM. Lessee shall further abate any hazardous condition on or associated with the Leased Premises. Lessee and representatives of all governmental agencies having jurisdiction shall have the right to re-enter the Leased Premises for reclamation purposes for a reasonable period after termination of the Lease.

15. MULTIPLE MINERAL DEVELOPMENT.

The Utah School and Institutional Trust Lands Administration may designate any lands under its authority as a Multiple Mineral Development Area (MMD). In designated MMDs the Lessor may require in addition to the terms and conditions of this lease such stipulations or restrictions as may be necessary in the determination of the Director to integrate and coordinate the operations of lessees having an interest in the lands in order to conserve natural resource and optimize revenues to the trust-land beneficiaries.

16. DEFAULT

16.1 Notice of Default; Termination. Upon Lessee's violation of or failure to comply with any of the terms, conditions or covenants set forth in this Lease, Lessor shall notify Lessee of such default by registered or certified mail, return receipt requested, at the last address for Lessee set forth in Lessor's files. Lessee shall then have thirty (30) days, or such longer period as may be granted in writing by Lessor, to either cure the default or request a hearing pursuant to the Lessor's administrative adjudication rules. In the event Lessee fails to cure the default or request a hearing within the specified time period, Lessor may cancel this Lease without further notice to or appeal by Lessee.

16.2 Effect of Termination. The termination of this Lease for any reason, whether through expiration, cancellation or relinquishment, shall not limit the rights of the Lessor to recover any royalties and/or damages for which Lessee may be liable, to recover on any bond on file, or to seek injunctive relief to enjoin continuing violations of the Lease terms. No remedy or election under this Lease shall be deemed exclusive, but shall, wherever possible, be cumulative with all other remedies available under this Lease, at law, or in equity. Lessee shall surrender the Leased Premises upon termination; however, the obligations of Lessee with respect to reclamation, indemnification and other continuing covenants imposed by this Lease shall survive the termination. All fees, rentals and monies of any type previously paid by the Lessee to the Lessor are forfeited to the trust.

17. MISCELLANEOUS PROVISIONS.

17.1 Indemnity. Except as limited by paragraph 7.2, Inspection, Lessee shall indemnify and hold Lessor harmless for, from and against each and every claim, demand, liability, loss, cost, damage and expense, including, without limitation, attorneys' fees and court costs, arising in any way out of Lessee's occupation and use of the Leased Premises, including without limitation claims for death, personal injury, property damage, and unpaid wages and benefits. Lessee further agrees to indemnify and hold Lessor harmless for, from and against all claims, demands, liabilities, damages and penalties arising out of any failure of Lessee to comply with any of Lessee's obligations under this Lease, including without limitation reasonable attorneys' fees and court costs. Lessee may be required to obtain insurance in a type and in an amount acceptable to Lessor, naming the Trust Lands Administration, its employees, its Board of trustees and the State of Utah as co-insured parties under the policy.

17.2 Interest. Interest shall accrue and be payable on all obligations arising under this Lease at such current rate as may from time to time be enacted by the Director and recorded in the Director's Minutes of the School and Institutional Trust Lands Administration. Interest shall accrue and be payable, without necessity of demand, from the date each such obligation shall arise.

17.3 Suspension. In the event that Lessor in its reasonable discretion determines that suspension is necessary in the interests of conservation of the leased substances; that prevailing market conditions for the leased substances render continued operation of the subject property uneconomic, or if Lessee has been prevented from performing any of its obligations or responsibilities under this Lease or from conducting mining operations by labor strikes, fires, floods, explosions, riots, acts of terrorism, any unusual mining casualties or conditions, Acts of God, government restrictions or orders, severe weather conditions, or other extraordinary events beyond its control, then the time for performance of this Lease by Lessee shall be suspended during the continuance of such conditions or acts which prevent performance, excepting any payments due and owing to Lessor.

17.4 Consent to Suit; Jurisdiction. This Lease shall be governed by the laws of the State of Utah. Lessor and Lessee agree that all disputes arising out of this Lease shall be litigated only in the Third Judicial District Court for Salt Lake County, Utah, and Lessee consents to the jurisdiction of such court. Lessee shall not bring any action against Lessor without exhaustion of available administrative remedies and compliance with applicable requirements of the Utah Governmental Immunity Act.

17.5 No Waiver. No waiver of the breach of any provision of this Lease shall be construed as a waiver of any preceding or succeeding breach of the same or any other provision of this Lease, nor shall the acceptance of rentals or royalties by Lessor during any period of time in which Lessee is in default be deemed to be a waiver of such default.

17.6 Severability. The invalidity of any provision of this Lease, as determined by a court of competent jurisdiction, shall in no way affect the validity of any other provision hereof.

17.7 Entire Lease. This Lease, together with any attached stipulations, sets forth the entire agreement between Lessor and Lessee with respect to the subject matter of this Lease. No subsequent alteration or amendment to this Lease shall be binding upon Lessor and Lessee unless in writing and signed by each of them.

IN WITNESS WHEREOF, the parties have executed this Lease as of the date hereinabove first written.

THE STATE OF UTAH, acting by and through the SCHOOL AND INSTITUTIONAL TRUST LANDS ADMINISTRATION ("LESSOR")

KEVIN S. CARTER, DIRECTOR



By: [signature]
THOMAS B. FADDIES
ASSISTANT DIRECTOR/MINERALS
School & Institutional Trust Lands Administration - LESSOR

APPROVED AS TO FORM:
MARK L. SHURTLEFF
ATTORNEY GENERAL



By: [signature]

Form Approved: 6-27-05



LESSEE: Tensor Corporation

By: R. Steven Chambers

Its: President

STATE OF UTAH)
:
COUNTY OF SALT LAKE)

On the 16th day of May, 2006, personally appeared before me THOMAS B. FADDIES who duly sworn did say that he is Assistant Director of the School & Institutional Trust Lands Administration of the State of Utah and the signer of the above instrument, who duly acknowledged that he executed the same.

Given under my hand and seal this 16th day of May, 2006.

NOTARY PUBLIC, residing at:

My Commission Expires:
3/17/2007


LISA WELLS
NOTARY PUBLIC • STATE of UTAH
675 E. 500 S., STE. 500
SALT LAKE CITY, UTAH 84102-2818
COMM. EXP. 3-17-07

STATE OF)
:
COUNTY OF)

On the ______ day of ______________, 20______, personally appeared before me _________________ _________________, signer of the above instrument, who duly acknowledged to me that ______ executed the same.

Given under my hand and seal this ________ day of ____________, 20_______.

NOTARY PUBLIC, residing at:

My Commission Expires:

STATE OF Utah)
:
COUNTY OF Salt Lake)

On the 12 day of May, 2006, personally appeared before me _________________ R. Steven Chambers, who being duly sworn did say that he is an officer of Tensor Corporation and that said instrument was signed in behalf of said corporation by resolution of its Board of Directors, and said R. Steven Chambers acknowledged to me that said corporation executed the same.

Given under my hand and seal this 12th day of May, 2006.

Elaine O'Connell
NOTARY PUBLIC, residing at: Salt Lake

My Commission Expires: Aug 1. 09


NOTARY PUBLIC
ELAINE O'CONNELL
10 East South Temple #500
Salt Lake City, UT 84133
My Commission Expires
August 1, 2009
STATE OF UTAH

R. Steven Chambers
Attorney at Law

P.O. Box 11315
Salt Lake City, UT 84147
(801) 718-8252
rstevenchambers@msn.com

November 8, 2006

Board of Directors
Tensor Corporation

Gentlemen:

You have requested that I provide an opinion as to legality with respect to 1,000,000 shares of stock of Tensor Corporation to be issued in connection with an Offering Circular on Form 1-A, under Regulation A, promulgated by the Securities and Exchange Commission ("the Offering Circular"). In connection with this opinion, I have examined the Articles of Incorporation and bylaws of Tensor Corporation, minutes of meetings of the board of directors of Tensor Corporation and such other documents as I deem advisable or necessary.

Based on my examination of the above documents, it is my opinion that the 1,000,000 shares of Tensor Corporation proposed to be issued as described in the Offering Circular will be fully paid, non-assessable and legally issued.

Very truly yours,



R. Steven Chambers